SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 23, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	06/30/2009	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444 -3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 - Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001 - 80
4 - State Registration Number - NIRE 35300016831

01.02 - HEAD OFFICE

1 – ADDRESS Rua Costa Carvalho, 300			2 - SUBURB OR DISTRICT Pinheiros
3 - POSTAL CODE 05429 -900	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388- 8200	9 - TELEPHONE 3388- 8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company’s Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 – ADDRESS Rua Costa Carvalho, 300			3 – SUBURB OR DISTRICT Pinheiros
4 - POSTAL CODE 05429 -900	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388- 8247	9 - TELEPHONE 3388 -8386	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815- 4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 -BEGIN NING	2 - END	3 - QUARTER	4 -BEGINNING	5 - END	6 - QUARTER	7 -BEGINNING	8 - END
01/01/2009	12/31/2009	1	04/01/2009	06/30/2009	1	01/01/2009	03/31/2009
9 – INDEPENDENT ACCOUNTANT PRICEWATERHOUSECOOPERS INDEPENDENT AUDITORS						10 - CVM CODE 00287-9
11 – PARTNER RESPONSIBLE Paulo Cesar Estevão Netto						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 018.950.957-00

Page: 1

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 06/30/2009	2 - PRIOR QUARTER 03/31/2009	3 - SAME QUARTER IN PRIOR YEAR 06/30/2008
Paid- up Capital
1 - Common	227,836	227,836	227,836
2 - Preferred	0	0	0
3 - Total	227,836	227,836	227,836
Treasury Shares
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 - Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Water Capture, Treatment and Distribution; Sewage Collection and Treatment
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Qualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Board of Directors’ Meeting	07/31/2008	Interest on capital	06/26/2009	Registered common	0.8800000000
02	Board of Directors’ Meeting	01/15/2009	Interest on capital	06/26/2009	Registered common	0.4200000000
03	Board of Directors’ Meeting	05/14/2009	Interest on capital		Registered common	0.6100000000

Page: 2

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF THE ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - Date 08/ 07/2009	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 06/30/2009	4 - 03/31/2009
1	Total assets	20,826,704	20,762,003
1.01	Current assets	2,177,815	2,329,374
1.01.01	Cash and cash equivalents	685,576	797,909
1.01.01.01	Cash & Cash Equivalents	685,081	797,010
1.01.01.02	Other cash and cash equivalents	495	899
1.01.02	Receivables	1,214,474	1,274,355
1.01.02.01	Trade accounts receivable	1,049,740	1,127,086
1.01.02.02	Sundry receivables	164,734	147,269
1.01.02.02.01	Balances & Transactions with Related Parties	164,734	147,269
1.01.03	Inventories	39,146	42,228
1.01.03.01	Storeroom supplies - operations	39,146	42,228
1.01.04	Other	238,619	214,882
1.01.04.01	Taxes Recoverable	3,197	6,552
1.01.04.02	Deferred Income Taxes & Social Contribution	202,249	181,286
1.01.04.03	Other receivables	33,173	27,044
1.02	Noncurrent assets	18,648,889	18,432,629
1.02.01	Long-term assets	2,562,499	2,543,180
1.02.01.01	Sundry receivables	2,562,499	2,543,180
1.02.01.01.01	Trade accounts receivable	276,990	282,867
1.02.01.01.02	Balances & Transactions with Related Parties	1,401,365	1,399,023
1.02.01.01.03	Indemnities receivable	146,213	146,213
1.02.01.01.04	Escrow deposits	51,949	51,236
1.02.01.01.05	Deferred Income Tax & Social Contribution	458,890	455,856
1.02.01.01.06	Agreement with Sao Paulo City Hall	129,647	118,511
1.02.01.01.07	Other receivables	97,445	89,474
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	16,086,390	15,889,449
1.02.02.01	Investments	4,442	4,521
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In affiliated companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	3,722	3,801
1.02.02.01.04	In subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant and equipment	15,240,545	15,047,121
1.02.02.02.01	Property, plant and equipment	12,191,578	12,227,279

Page: 4

1 - Code	2 - Description	3 - 06/30/2009	4 - 03/31/2009
1.02.02.02.02	Construction in progress	3,048,967	2,819,842
1.02.02.02.03	Intangible	0	0
1.02.02.02.04	Deferred charges	0	0
1.02.02.03	Intangible	841,403	837,807
1.02.02.04	Deferred charges	0	0

Page: 5

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 06/30/2009	4 - 03/31/2009
2	Total liabilities and shareholders’ equity	20,826,704	20,762,003
2.01	Current liabilities	3,324,853	3,036,265
2.01.01	Loans and financing	1,192,173	603,682
2.01.02	Debentures	422,139	686,109
2.01.02.01	6th issue of debentures	237,372	238,213
2.01.02.02	7th issue of debentures	121,968	0
2.01.02.03	8th issue of debentures	0	350,000
2.01.02.04	Interest on debentures	62,799	97,896
2.01.03	Trade accounts payable	182,893	175,656
2.01.04	Taxes and contributions payable	145,582	139,814
2.01.04.01	Income tax	29,827	22,743
2.01.04.02	Social contribution tax	13,478	9,918
2.01.04.03	PAES (tax debt refinancing program)	33,336	32,984
2.01.04.04	COFINS and PASEP (taxes on revenue)	32,232	41,823
2.01.04.05	INSS (Social security contribution)	22,312	21,433
2.01.04.06	Other	14,397	10,913
2.01.05	Dividends payable	0	0
2.01.06	Provisions	471,755	492,092
2.01.06.01	For Tax Contingencies	527	3,475
2.01.06.02	For Civil Contingencies	16,284	14,937
2.01.06.03	For Contingencies with Suppliers	153,887	151,754
2.01.06.04	For Contingencies with Customers	280,190	296,764
2.01.06.05	For Environmental Contingencies	7,478	14,064
2.01.06.06	For Labor Contingencies	13,389	11,098
2.01.07	Intercompany payables	0	0
2.01.08	Other	910,311	938,912
2.01.08.01	Payroll and related charges	340,181	357,065
2.01.08.02	Accounts Payable	167,834	148,113
2.01.08.03	Interest on capital payable	128,656	275,007
2.01.08.04	Deferred taxes and contributions	47,289	50,498
2.01.08.05	Refundable amounts	47,072	44,738
2.01.08.06	Program contract commitments	52,674	49,999
2.01.08.07	Agreement São Paulo´s Municipal Hall	62,231	0
2.01.08.08	Other payables	64,374	13,492
2.02	Noncurrent liabilities	6,427,523	6,977,095
2.02.01	Long-term liabilities	6,427,523	6,977,095
2.02.01.01	Loans and financing	3,982,084	4,392,650
2.02.01.02	Debentures	868,831	992,064
2.02.01.02.01	6th issue of debentures	226,848	227,651
2.02.01.02.02	7th issue of debentures	0	122,400
2.02.01.02.03	8th issue of debentures	420,561	422,052

Page: 6

1 - Code	2 - Description	3 - 06/30/2009	4 - 03/31/2009
2.02.01.02.04	9th issue of debentures	221,422	219,961
2.02.01.03	Provisions	654,108	677,932
2.02.01.03.01	For Tax Contingencies	25,585	23,301
2.02.01.03.02	For Civil Contingencies	144,179	139,901
2.02.01.03.03	For Contingencies with Suppliers	29,049	78,890
2.02.01.03.04	For Contingencies with Customers	377,229	363,698
2.02.01.03.05	For Environmental Contingencies	49,888	43,829
2.02.01.03.06	For Labor Contingencies	28,178	28,313
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	922,500	914,449
2.02.01.06.01	Deferred taxes and contributions	149,756	145,205
2.02.01.06.02	PAES (tax debt refinancing program)	100,007	107,196
2.02.01.06.03	Social security charges	449,568	434,553
2.02.01.06.04	Indemnities	42,490	42,483
2.02.01.06.05	Program contract commitments	110,446	115,617
2.02.01.06.06	Other payables	70,233	69,395
2.03	Deferred income	0	0
2.05	Shareholders' equity	11,074,328	10,748,643
2.05.01	Capital	6,203,688	6,203,688
2.05.02	Capital reserves	124,255	124,255
2.05.02.01	Support to projects	108,475	108,475
2.05.02.02	Incentive reserve	15,780	15,780
2.05.03	Revaluation reserves	2,207,324	2,231,350
2.05.03.01	Own assets	2,207,324	2,231,350
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	1,911,474	1,911,474
2.05.04.01	Legal	357,058	357,058
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,554,416	1,554,416
2.05.04.07.01	Reserve for investments	1,554,416	1,554,416
2.05.05	Adjustments of Equity Evaluation	0	0
2.05.05.01	Adjustments of Marketable Securities	0	0
2.05.05.02	Conversion Accumulated Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings (accumulated deficit)	627,587	277,876
2.05.07	Advance for future capital increase	0	0

Page: 7

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	1 - 04/01/2009 to 06/30/2009	2 - 01/01/2009 to 06/30/2009	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008
3.01	Gross revenue from sales and/or services	1,743,652	3,523,019	1,627,339	3,285,956
3.02	Gross revenue deductions	(120,029)	(246,030)	(113,987)	(232,535)
3.03	Net revenue from sales and/or services	1,623,623	3,276,989	1,513,352	3,053,421
3.04	Cost of sales and/or services	(830,083)	(1,665,272)	(702,737)	(1,367,490)
3.05	Gross profit	793,540	1,611,717	810,615	1,685,931
3.06	Operating (expenses) income	(150,760)	(569,162)	(349,950)	(751,570)
3.06.01	Selling	(187,307)	(395,823)	(224,970)	(363,583)
3.06.02	General and administrative	(100,884)	(248,606)	(104,543)	(217,019)
3.06.03	Financial	135,165	67,562	(20,243)	(181,731)
3.06.03.01	Financial income	56,432	112,834	43,819	96,209
3.06.03.01.01	Financial income	56,487	120,336	43,519	95,674
3.06.03.01.02	Exchange gains	(55)	(7,502)	300	535
3.06.03.02	Financial expenses	78,733	(45,272)	(64,062)	(277,940)
3.06.03.02.01	Financial expenses	(159,091)	(315,966)	(168,438)	(370,783)
3.06.03.02.02	Exchange losses	237,824	270,694	104,376	92,843
3.06.04	Other operating income	10,541	18,064	4,612	18,997
3.06.04.01	Other operating income	11,615	19,905	6,169	22,325
3.06.04.02	COFINS and PASEP (taxes on revenue)	(1,074)	(1,841)	(1,557)	(3,328)
3.06.05	Other operating expenses	(8,196)	(10,249)	(4,806)	(8,234)
3.06.05.01	Loss on write-off of property, plant and equipment items	(4,268)	(6,048)	(3,455)	(6,691)
3.06.05.02	Provision for Losses with Tax Incentives	(300)	(300)	0	0
3.06.05.03	Tax Incentives	(3,072)	(3,072)	(1,110)	(1,110)
3.06.05.04	Other	(556)	(829)	(241)	(433)
3.06.06	Equity in subsidiaries	(79)	(110)	0	0
3.07	Income from operations	642,780	1,042,555	460,665	934,361
3.08	Nonoperating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page: 8

1 - Code	2 - Description	1 - 04/01/2009 to 06/30/2009	2 - 01/01/2009 to 06/30/2009	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008
3.09	Income before taxes and profit sharing	642,780	1,042,555	460,665	934,361
3.10	Provision for income and social contribution taxes	(200,881)	(377,235)	(131,384)	(323,681)
3.10.01	Provision for income tax	(146,993)	(276,492)	(96,174)	(237,490)
3.10.02	Provision for social contribution tax	(53,888)	(100,743)	(35,210)	(86,191)
3.11	Deferred income tax	22,766	55,559	30,738	53,064
3.11.01	Deferred income tax	16,740	40,852	24,421	40,837
3.11.02	Deferred social contribution tax	6,026	14,707	6,317	12,227
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss)	464,665	720,879	360,019	663,744
	Number of shares, former treasury shares (thousand)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	2.03947	3.16403	1.58017	2.91325
	LOSS PER SHARE (Reais)

Page: 9

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	1 - 04/01/2009 to 06/30/2009	2 - 01/01/2009 to 06/30/2009	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008
4.01	Net Cash from Operating Activities	435,897	1,068,444	348,313	964,888
4.01.01	Cash Generated from Operations	930,452	1,878,907	893,750	1,848,407
4.01.01.01	Income before Income Tax and Social Contribution	642,780	1,042,555	460,665	934,361
4.01.01.02	Deferred Taxes and Contributions	0	0	0	0
4.01.01.03	Taxes and Contributions Payable	0	0	(68,878)	(68,878)
4.01.01.04	Provision for Contingencies	106,720	154,788	134,594	226,552
4.01.01.05	Reversal of Provision for Losses	780	1,068	140	(86)
4.01.01.06	Other Provisions	107	228	122	239
4.01.01.07	Social Security Obligations	19,150	38,187	17,658	35,172
4.01.01.08	Write-off of Fixed Assets	4,268	6,048	3,455	6,691
4.01.01.09	Write-off of Deferred Asset	0	0	7	7
4.01.01.10	Write-off of Investments	0	0	0	0
4.01.01.11	Depreciation and Amortization	161,483	323,175	154,943	305,069
4.01.01.12	Intersts on Loans and Financings Payable	111,051	234,322	118,207	237,172
4.01.01.13	Monetary and Foreign Exchange Variation on Loans and Financings	(237,005)	(269,653)	(57,630)	(19,617)
4.01.01.14	Income with Interests and Monetary Variations	0	0	0	7,338
4.01.01.15	Expenses with Interests and Monetary Variations	1,467	3,022	2,314	4,907
4.01.01.16	Income with Interests and Monetary Variations	(1,030)	(9,509)	(6,153)	(12,294)
4.01.01.17	Allowance for Doubtful Accounts	75,749	163,149	134,306	191,774
4.01.01.18	Prov. For Term of Conduct Adjustment	(17,378)	129,186	0	0
4.01.01.19	Other Provisions	62,231	62,231	0	0
4.01.01.20	Equity Result	79	110	0	0
4.01.02	Variation to Assets and Liabilities	(494,555)	(810,463)	(545,437)	(883,519)
4.01.02.01	Trade accounts Receivable	6,685	(34,445)	(26,146)	(119,266)
4.01.02.02	Balances and Transactions with Related Parties	(17,987)	37,722	(34,585)	134,707
4.01.02.03	Inventories	2,303	7,465	3,030	10,961
4.01.02.04	Taxes Recoverable	3,356	1,469	(561)	5,919
4.01.02.05	Other Accounts Receivable	(25,194)	(18,075)	(39,590)	(66,434)

Page: 10

1 - Code	2 - Description	1 - 04/01/2009 to 06/30/2009	2 - 01/01/2009 to 06/30/2009	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008
4.01.02.06	Judicial Deposits	(20,472)	(14,119)	(1,415)	(9,458)
4.01.02.07	Indemnifications Receivable	0	2,581	0	0
4.01.02.08	Contractors and Suppliers	(3,709)	(21,469)	22,666	(18,050)
4.01.02.09	Salaries, Provisions and Social Security Obligations	494	14,940	11,221	29,625
4.01.02.10	Withholding Tax on Interests on Shareholders’ Equity	0	0	(14,371)	(14,371)
4.01.02.11	Taxes and Contributions Payable	(28,526)	(63,250)	(8,824)	(42,264)
4.01.02.12	Accounts Payable	19,721	4,630	(6,992)	(17,487)
4.01.02.13	Other Obligations	53,957	54,345	(2,519)	(1,706)
4.01.02.14	Contingencies	(131,122)	(169,204)	(107,017)	(189,946)
4.01.02.15	Pension Plan	(4,137)	(8,492)	(4,038)	(8,156)
4.01.02.16	Interests Paid	(174,793)	(280,451)	(157,338)	(253,598)
4.01.02.17	Income Tax and Contributions Paid	(175,131)	(324,110)	(178,958)	(323,995)
4.01.03	Others	0	0	0	0
4.02	Net Cash from Investment Activities	(444,477)	(760,889)	(324,021)	(550,047)
4.02.01	Acquisition of Items of Fixed Assets	(432,878)	(745,057)	(296,586)	(507,978)
4.02.02	Increase in Intangibles	(13,869)	(18,102)	(27,435)	(42,069)
4.02.03	Increase in Investments	0	0	0	0
4.02.04	Sale of Property, Plant & Equipment Items	2,270	2,270	0	0
4.03	Net Cash from Financing Activities	(103,753)	(244,038)	(51,736)	(527,057)
4.03.01	Fundings	666,544	844,737	506,118	544,939
4.03.02	Loan Amortizations	(484,966)	(803,444)	(278,392)	(384,372)
4.03.03	Payment of Interest on Shareholders´ Equity	(285,331)	(285,331)	(279,462)	(687,624)
4.04	Foreign Exchange Variation on Cash & Cash Equivalents	0	0	0	0
4.05	Increase(Decrease) in Cash & Cash Equivalents	(112,333)	63,517	(27,444)	(112,216)
4.05.01	Beginning Balance of Cash & Cash Equivalents	797,909	622,059	380,225	464,997
4.05.02	Ending Balance of Cash & Cash Equivalents	685,576	685,576	352,781	352,781

Page: 11

05.01 - STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 04/01/2009 to 06/30/2009 (In thousands of Brazilian reais - R$)

1-CODE	2-DESCRIPTION	3-CAPITAL STOCK	4-CAPITAL RESERVES	5-REVALUATION RESERVES	6-PROFIT RESERVES	7-RETAINED EARNINGS / LOSSES	8-EQUITY ADJUSTMENTS	9-TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,231,350	1,911,474	277,876	0	10,748,643
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,231,350	1,911,474	277,876	0	10,748,643
5.04	Profit/Loss for the Period	0	0	0	0	464,665	0	464,665
5.05	Allocations	0	0	0	0	(138,980)	0	(138,980)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	(138,980)	0	(138,980)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(24,026)	0	24,026	0	0
5.13	Ending Balance	6,203,688	124,255	2,207,324	1,911,474	627,587	0	11,074,328

Page: 12

05.02 - STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 06/30/2009 (In thousands of Brazilian reais - R$)

1-CODE	2 - DESCRIPTION +	3-CAPITAL STOCK	4-CAPITAL RESERVES	5-REVALUATION RESERVES	6-PROFIT RESERVES	7-RETAINED EARNINGS / LOSSES	8-EQUITY ADJUSTMENTS	9-TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.04	Profit/Loss for the Period	0	0	0	0	720,879	0	720,879
5.05	Allocations	0	0	0	0	(138,980)	0	(138,980)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	(138,980)	0	(138,980)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(45,688)	0	45,688	0	0
5.13	Ending Balance	6,203,688	124,255	2,207,324	1,911,474	627,587	0	11,074,328

Page: 13

08.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 06/30/2009	4 - 03/31/2009
1	Total assets	20,826,892	20,762,026
1.01	Current assets	2,181,153	2,332,983
1.01.01	Cash and cash equivalents	688,904	801,514
1.01.01.01	Cash & Cash Equivalents	688,409	800,615
1.01.01.02	Other cash and cash equivalents	495	899
1.01.02	Receivables	1,214,474	1,274,355
1.01.02.01	Trade accounts receivable	1,049,740	1,127,086
1.01.02.02	Sundry receivables	164,734	147,269
1.01.02.02.01	Balances & Transactions with Related Parties	164,734	147,269
1.01.03	Inventories	39,146	42,228
1.01.03.01	Storeroom supplies - operations	39,146	42,228
1.01.04	Other	238,629	214,886
1.01.04.01	Taxes Recoverable	3,197	6,552
1.01.04.02	Deferred Income Taxes & Social Contribution	202,249	181,286
1.01.04.03	Other receivables	33,183	27,048
1.02	Noncurrent assets	18,645,739	18,429,043
1.02.01	Long-term assets	2,562,499	2,543,180
1.02.01.01	Sundry receivables	2,562,499	2,543,180
1.02.01.01.01	Trade accounts receivable	276,990	282,867
1.02.01.01.02	Balances & Transactions with Related Parties	1,401,365	1,399,023
1.02.01.01.03	Indemnities receivable	146,213	146,213
1.02.01.01.04	Escrow deposits	51,949	51,236
1.02.01.01.05	Deferred Income Tax & Social Contribution	458,890	455,856
1.02.01.01.06	Agreement with Sao Paulo City Hall	129,647	118,511
1.02.01.01.07	Other receivables	97,445	89,474
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	16,083,240	15,885,863
1.02.02.01	Investments	720	719
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	21
1.02.02.02	Property, plant and equipment	15,241,117	15,047,337
1.02.02.02.01	Property, plant and equipment	12,191,593	12,227,294
1.02.02.02.02	Construction in progress	3,049,524	2,820,043
1.02.02.03	Intangible	841,403	837,807
1.02.02.04	Deferred charges	0	0

Page: 14

08.02 - CONSOLIDATED BALANCE SHEETS - LIABILITIES (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 06/30/2009	4 - 03/31/2009
2	Total liabilities and shareholders’ equity	20,826,892	20,762,026
2.01	Current liabilities	3,325,041	3,036,288
2.01.01	Loans and financing	1,192,173	603,682
2.01.02	Debentures	422,139	686,109
2.01.02.01	6th issue of debentures	237,372	238,213
2.01.02.02	7th issue of debentures	121,968	0
2.01.02.03	8th issue of debentures	0	350,000
2.01.02.04	Interest on debentures	62,799	97,896
2.01.03	Trade accounts payable	183,042	175,657
2.01.04	Taxes payable	145,586	139,814
2.01.04.01	Income tax	29,827	22,743
2.01.04.02	Social contribution tax	13,478	9,918
2.01.04.03	PAES (tax debt refinancing program)	33,336	32,984
2.01.04.04	COFINS and PASEP (taxes on revenue)	32,232	41,823
2.01.04.05	INSS (Social security contribution)	22,312	21,433
2.01.04.06	Other	14,401	10,913
2.01.05	Dividends payable	0	0
2.01.06	Reserves	471,755	492,092
2.01.06.01	For Tax Contingencies	527	3,475
2.01.06.02	For Civil Contingencies	16,284	14,937
2.01.06.03	For Contingencies with Suppliers	153,887	151,754
2.01.06.04	For Contingencies with Customers	280,190	296,764
2.01.06.05	For Environmental Contingencies	7,478	14,064
2.01.06.06	For Labor Contingencies	13,389	11,098
2.01.07	Intercompany payables	0	0
2.01.08	Other	910,346	938,934
2.01.08.01	Payroll and related charges	340,216	357,087
2.01.08.02	Accounts Payable	167,834	148,113
2.01.08.03	Interest on capital payable	128,656	275,007
2.01.08.04	Deferred taxes and contributions	47,289	50,498
2.01.08.05	Refundable amounts	47,072	44,738
2.01.08.06	Program contract commitments	52,674	49,999
2.01.08.07	Agreement with São Paulo City Hall	62,231	0
2.01.08.08	Other payables	64,374	13,492
2.02	Noncurrent liabilities	6,427,523	6,977,095
2.02.01	Long-term liabilities	6,427,523	6,977,095
2.02.01.01	Loans and financing	3,982,084	4,392,650
2.02.01.02	Debentures	868,831	992,064
2.02.01.02.01	6th issue of debentures	226,848	227,651
2.02.01.02.02	7th issue of debentures	0	122,400
2.02.01.02.03	8th issue of debentures	420,561	422,052
2.02.01.02.04	9th issue of debentures	221,422	219,961
2.02.01.03	Reserves	654,108	677,932

Page: 15

1 - Code	2 - Description	3 - 06/30/2009	4 - 03/31/2009
2.02.01.03.01	For Tax Contingencies	25,585	23,301
2.02.01.03.02	For Civil Contingencies	144,179	139,901
2.02.01.03.03	For Contingencies with Suppliers	29,049	78,890
2.02.01.03.04	For Contingencies with Customers	377,229	363,698
2.02.01.03.05	For Environmental Contingencies	49,888	43,829
2.02.01.03.06	For Labor Contingencies	28,178	28,313
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	922,500	914,449
2.02.01.06.01	Deferred taxes	149,756	145,205
2.02.01.06.02	PAES (tax debt refinancing program)	100,007	107,196
2.02.01.06.03	Social security charges	449,568	434,553
2.02.01.06.04	Indemnities	42,490	42,483
2.02.01.06.05	Program contract commitments	110,446	115,617
2.02.01.06.06	Other payables	70,233	69,395
2.03	Deferred income	0	0
2.03	Minority Interest	0	0
2.05	Shareholders' equity	11,074,328	10,748,643
2.05.01	Capital	6,203,688	6,203,688
2.05.02	Capital reserves	124,255	124,255
2.05.02.01	Support to projects	108,475	108,475
2.05.02.02	Incentive reserve	15,780	15,780
2.05.03	Revaluation reserves	2,207,324	2,231,350
2.05.03.01	Own assets	2,207,324	2,231,350
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	1,911,474	1,911,474
2.05.04.01	Legal	357,058	357,058
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,554,416	1,554,416
2.05.04.07.01	Reserve for investments	1,554,416	1,554,416
2.05.05	Adjustments of Equity Evaluation	0	0
2.05.05.01	Adjustments of Marketable Securities	0	0
2.05.05.02	Conversion Accumulated Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings (accumulated deficit)	627,587	277,876
2.05.07	Advance for future capital increase	0	0

Page: 16

09.01 - CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	1 - 04/01/2009 to 06/30/2009	2 - 01/01/2009 to 06/30/2009	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008
3.01	Gross revenue from sales and/or services	1,743,652	3,523,019	1,627,339	3,285,956
3.02	Gross revenue deductions	(120,029)	(246,030)	(113,987)	(232,535)
3.03	Net revenue from sales and/or services	1,623,623	3,276,989	1,513,352	3,053,421
3.04	Cost of sales and/or services	(830,083)	(1,665,272)	(702,737)	(1,367,490)
3.05	Gross profit	793,540	1,611,717	810,615	1,685,931
3.06	Operating (expenses) income	(150,760)	(569,162)	(349,950)	(751,570)
3.06.01	Selling	(187,307)	(395,823)	(224,970)	(363,583)
3.06.02	General and administrative	(101,048)	(248,908)	(104,543)	(217,019)
3.06.03	Financial	135,250	67,754	(20,243)	(181,731)
3.06.03.01	Financial income	56,517	113,026	43,819	96,209
3.06.03.01.01	Financial income	56,572	120,528	43,519	95,674
3.06.03.01.02	Exchange gains	(55)	(7,502)	300	535
3.06.03.02	Financial expenses	78,733	(45,272)	(64,062)	(277,940)
3.06.03.02.01	Financial expenses	(159,091)	(315,966)	(168,438)	(370,783)
3.06.03.02.02	Exchange losses	237,824	270,694	104,376	92,843
3.06.04	Other operating income	10,541	18,064	4,612	18,997
3.06.04.01	Other operating income	11,615	19,905	6,169	22,325
3.06.04.02	COFINS and PASEP (taxes on revenue)	(1,074)	(1,841)	(1,557)	(3,328)
3.06.05	Other operating expenses	(8,196)	(10,249)	(4,806)	(8,234)
3.06.05.01	Loss on write-off of property, plant and equipment items	(4,268)	(6,048)	(3,455)	(6,691)
3.06.05.02	Provision for Losses with Tax Incentives	(300)	(300)	0	0
3.06.05.03	Tax Incentives	(3,072)	(3,072)	(1,110)	(1,110)
3.06.05.04	Other	(556)	(829)	(241)	(433)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	642,780	1,042,555	460,665	934,361
3.08	Nonoperating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page: 17

1 - Code	2 - Description	1 - 04/01/2009 to 06/30/2009	2 - 01/01/2009 to 06/30/2009	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008
3.09	Income before taxes and profit sharing	642,780	1,042,555	460,665	934,361
3.10	Provision for income and social contribution taxes	(200,881)	(377,235)	(131,384)	(323,681)
3.10.01	Provision for income tax	(146,993)	(276,492)	(96,174)	(237,490)
3.10.02	Provision for social contribution tax	(53,888)	(100,743)	(35,210)	(86,191)
3.11	Deferred income tax	22,766	55,559	30,738	53,064
3.11.01	Deferred income tax	16,740	40,852	24,421	40,837
3.11.02	Deferred social contribution tax	6,026	14,707	6,317	12,227
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Net income (loss)	464,665	720,879	360,019	663,744
	Number of shares, former treasury shares (thousand)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	2.03947	3.16403	1.58017	2.91325
	LOSS PER SHARE (Reais)

Page: 18

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	1 - 04/01/2009 to 06/30/2009	2 - 01/01/2009 to 06/30/2009	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008
4.01	Net Cash from Operating Activities	435,977	1,068,488	348,313	964,888
4.01.01	Cash Generated from Operations	930,373	1,878,798	893,750	1,848,407
4.01.01.01	Income before Income Tax and Social Contribution	642,780	1,042,555	460,665	934,361
4.01.01.02	Deferred Taxes and Contributions	0	0	0	0
4.01.01.03	Taxes and Contributions Payable	0	0	(68,878)	(68,878)
4.01.01.04	Provision for Contingencies	106,720	154,788	134,594	226,552
4.01.01.05	Reversal of Provision for Losses	780	1,068	140	(86)
4.01.01.06	Other Provisions	107	228	122	239
4.01.01.07	Social Security Obligations	19,150	38,187	17,658	35,172
4.01.01.08	Write-off of Fixed Assets	4,268	6,048	3,455	6,691
4.01.01.09	Write-off of Deferred Asset	0	0	7	7
4.01.01.10	Write-off of Investments	0	0	0	0
4.01.01.11	Depreciation and Amortization	161,483	323,176	154,943	305,069
4.01.01.12	Intersts on Loans and Financings Payable	111,051	234,322	118,207	237,172
4.01.01.13	Monetary and Foreign Exchange Variation on Loans and Financings	(237,005)	(269,653)	(57,630)	(19,617)
4.01.01.14	Monetary Variation of Interest on Shareholders’ Equity	0	0	0	7,338
4.01.01.15	Expenses with Interests and Monetary Variations	1,467	3,022	2,314	4,907
4.01.01.16	Income with Interests and Monetary Variations	(1,030)	(9,509)	(6,153)	(12,294)
4.01.01.17	Allowance for Doubtful Accounts	75,749	163,149	134,306	191,774
4.01.01.18	Prov. For Term of Conduct Adjustment	(17,378)	129,186	0	0
4.01.01.19	Other Provisions	62,231	62,231	0	0
4.01.02	Variation to Assets and Liabilities	(494,396)	(810,310)	(545,437)	(883,519)
4.01.02.01	Trade accounts Receivable	6,685	(34,446)	(26,146)	(119,266)
4.01.02.02	Balances and Transactions with Related Parties	(17,987)	37,722	(34,585)	134,707
4.01.02.03	Inventories	2,303	7,465	3,030	10,961
4.01.02.04	Taxes Recoverable	3,356	1,469	(561)	5,919
4.01.02.05	Other Accounts Receivable	(25,199)	(18,084)	(39,590)	(66,434)
4.01.02.06	Judicial Deposits	(20,472)	(14,119)	(1,415)	(9,458)
4.01.02.07	Indemnifications Receivable	0	2,581	0	0

Page: 19

1 - Code	2 - Description	1 - 04/01/2009 to 06/30/2009	2 - 01/01/2009 to 06/30/2009	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008
4.01.02.08	Contractors and Suppliers	(3,561)	(21,324)	22,666	(18,050)
4.01.02.09	Salaries, Provisions and Social Security Obligations	507	14,959	11,221	29,625
4.01.02.10	Withholding Tax on Interest on Shareholders’ Equity	0	0	(14,371)	(14,371)
4.01.02.11	Taxes and Contributions Payable	(28,523)	(63,251)	(8,824)	(42,264)
4.01.02.12	Accounts Payable	19,721	4,630	(6,992)	(17,487)
4.01.02.13	Other Obligations	53,957	54,345	(2,519)	(1,706)
4.01.02.14	Contingencies	(131,122)	(169,204)	(107,017)	(189,946)
4.01.02.15	Pension Plan	(4,137)	(8,492)	(4,038)	(8,156)
4.01.02.16	Interests Paid	(174,793)	(280,451)	(157,338)	(253,598)
4.01.02.17	Income Tax and Contributions Paid	(175,131)	(324,110)	(178,958)	(323,995)
4.01.03	Others	0	0	0	0
4.02	Net Cash from Investment Activities	(444,834)	(761,278)	(324,021)	(550,047)
4.02.01	Acquisition of Items of Fixed Assets	(433,235)	(745,446)	(296,586)	(507,978)
4.02.02	Increase in Intangibles	(13,869)	(18,102)	(27,435)	(42,069)
4.02.03	Increase in Investments	0	0	0	0
4.02.04	Sale of Property, Plant & Equipment Items	2,270	2,270	0	0
4.03	Net Cash from Financing Activities	(103,753)	(244,038)	(51,736)	(527,057)
4.03.01	Funding	666,544	844,737	506,118	544,939
4.03.02	Loan Amortizations	(484,966)	(803,444)	(278,392)	(384,372)
4.03.03	Payment of Interests on Shareholders´ Equity	(285,331)	(285,331)	(279,462)	(687,624)
4.04	Foreign Exchange Variation on Cash & Cash Equivalents	0	0	0	0
4.05	Increase(Decrease) in Cash & Cash Equivalents	(112,610)	63,172	(27,444)	(112,216)
4.05.01	Beginning Balance of Cash & Cash Equivalents	801,514	625,732	380,225	464,997
4.05.02	Ending Balance of Cash & Cash Equivalents	688,904	688,904	352,781	352,781

Page: 20

11.01 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 04/01/2009 to 06/30/2009 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/ LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,231,350	1,911,474	277,876	0	10,748,643
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,231,350	1,911,474	277,876	0	10,748,643
5.04	Profit/Loss for the Period	0	0	0	0	464,665	0	464,665
5.05	Allocations	0	0	0	0	(138,980)	0	(138,980)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	(138,980)	0	(138,980)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(24,026)	0	24,026	0	0
5.13	Ending Balance	6,203,688	124,255	2,207,324	1,911,474	627,587	0	11,074,328

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11.02 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 06/30/2009 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/ LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,253,012	1,911,474	0	0	10,492,429
5.04	Profit/Loss for the Period	0	0	0	0	720,879	0	720,879
5.05	Allocations	0	0	0	0	(138,980)	0	(138,980)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders´ Equity	0	0	0	0	(138,980)	0	(138,980)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Con stitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(45,688)	0	45,688	0	0
5.13	Ending Balance	6,203,688	124,255	2,207,324	1,911,474	627,587	0	11,074,328

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01444 -3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	43.776.517/0001-80

06.01 - EXPLANATORY NOTES

Amounts in thousands of Brazilian reais- R$, unless otherwise stated

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Sabesp” or the “Company”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services for another six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The Company has been structuring itself to enhance its operating basis and at the same time start to be an environmental solutions company.

The Company provides water and sewage services in 365 municipalities in the State of São Paulo, having temporarily ceased the operation of two municipalities due to judicial orders, still underway. Nearly all of which are through concessions granted by the municipalities and most of them with a 30-year term. Up to June 30, 2009, 74 concessions had expired and all of them are in the phase of being negotiated with the municipalities. Between 2009 and 2030, 99 concessions will expire. The remaining concessions are for an undetermined period. Up to June 30, 2009 160 program contracts were signed.

Management expects that all the expired concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection in these municipalities. On June 30, 2009 the net book value of the property, plant and equipment used in the 74 municipalities where the concessions are under negotiation totals R$1,735,856 and the net revenue for the period ended on June 30, 2009 totals R$402 million.

In the municipality of Santos, in the Santista lowland, which has an expressive population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

On January 5, 2007, Law 11445 was enacted, establishing the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructures, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, among other related issues. The regulatory framework also aims at efficiently improving quality of living and economic sustainability, allowing for the adoption of gradual and progressive solutions consistent with users’ payment ability.

The Company’s shares have been listed on the “Novo Mercado” (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

All information about areas of concession, number of municipalities, water and sewage volume and other related data disclosed in this report, which do not arise from the accounting and/or financial statements, have not been examined by the independent auditors.

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2. PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

The quarterly financial statements have been prepared and are being presented based on the accounting practices adopted in the preparation of the financial statements for the fiscal year ended on December 31, 2008, which must be read together with the quarterly financial statements.

(i) Effects of the adjustments of Law 11638/07 and Provision Measure 449/08

Shareholders’ Equity and Net Income

In order to meet the disclosure requirements about the initial adoption of the new accounting practices, the Company is presenting in the chart below the impacts on shareholders’ equity and net income of the Holding Company had the Company elected to record the adjustments in their financial statements in the period ended on June 30, 2008, referring to the changes introduced by Law 11638/07 and by Provisional Measure 449/08.

	Net Income	Shareholders’ Equity

Balance on June 30, 2008, prior to Law 11638/07 and Provisional Measure 449/08	663,744	10,247,253

Reversal of amortization of deferred assets not reclassifiable (*)	1,562	1,562

Donations	11,727	11,727

Balance on June 30, 2008, adjusted	677,033	10,260,542

(*) Pursuant to Provisional Measure 449/08, the deferred assets group have been extinguished. The Company’s Management elected to write-off the deferred assets on the transition date.

3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Sabesp and its subsidiary Sesamm, which were included in the proportion of their equity interest. The Company maintains the shared control, detailed in Note 7, which fiscal year is coincidental to the holding’s and the accounting policies are uniform.

Although Sabesp’s equity interest in Sesamm’s Capital Stock is not majority, the shareholders’ agreement provides for veto power on certain matters jointly with OHL Médio Ambiente, Inima S.A.U. - Unipersonal (the “Inima”), indicating the Company’s significant influence on Sesamm. Therefore the financial statements are being presented in a consolidated form.

The consolidation process of the balance sheet and income statement accounts adds up the balances of the assets, liabilities, revenues and expenses according to their nature, complemented by the elimination of the equity interest of the holding company in the capital stock and retained earnings of the consolidated subsidiary.

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4. ACCOUNTS RECEIVABLE FROM CUSTOMERS

(a) Balances

	HOLDING AND CONSOLIDATED

	Jun/09	Mar/09

Private sector
General and special customers (i) (ii)	718,881	760,881
Agreements (iii)	277,750	281,935

	996,631	1,042,816
Government entities
Municipal	539,824	530,651
Federal	2,554	3,380
Agreements (iii)	152,953	157,015

	695,331	691,046
Bulk sales - Municipal Administration Offices (iv)
Guarulhos	387,959	382,494
Mauá	174,946	169,254
Mogi das Cruzes	15,007	15,036
Santo André	400,950	387,893
São Caetano do Sul	3,174	3,139
Diadema	124,102	120,238

Wholesale total - Municipalities	1,106,138	1,078,054

Unbilled supply	297,988	308,870

Subtotal	3,096,088	3,120,786
Allowance for doubtful accounts	(1,769,358)	(1,710,833)

Total	1,326,730	1,409,953

Current	1,049,740	1,127,086
Non-current (v)	276,990	282,867

(i) General customers - residential and small and medium-sized companies.

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary adjustment and interest.

(iv) Wholesale - municipalities - The balance of accounts receivable from wholesalers refers to the sale of treated water to the municipalities which are responsible for the distribution, billing and collection from the

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end consumers, some of these municipalities question judicially the tariffs charged by Sabesp and do not pay the amounts under litigation. The past due amounts that are included in the allowance for doubtful accounts are substantially classified in non-current assets, according to the following table:

	HOLDING AND CONSOLIDATED

	Jun/09	Mar/09

Balance at beginning of period	1,078,054	1,074,368
Billing for services provided	81,056	82,072
Collections - current year’s services	(45,814)	(37,092)
Collections - previous year’s services	(7,158)	(41,294)

Balance at the end of the period	1,106,138	1,078,054

Current	52,623	53,582
Non-current	1,053,515	1,024,472

(v) The non-current portion consists of past-due and renegotiated balances with customers and past-due receivables related to the wholesale supply of water to municipal authorities and is recorded net of an allowance for doubtful accounts.

(b) The aging of trade accounts receivable is as follows:

	HOLDING AND CONSOLIDATED

	Jun/09	Mar/09

Current	891,653	981,276
Past-due:
Up to 30 days	155,394	136,315
From 31 to 60 days	64,478	56,368
From 61 to 90 days	41,073	43,051
From 91 to 120 days	36,668	41,968
From 121 to 180 days	72,944	58,637
From 181 to 360 days	113,393	141,178
Over 360 days	1,720,485	1,661,993

	3,096,088	3,120,786

(c) Allowance for doubtful accounts

(i) The movement on the provision can be presented as follows:

	HOLDING AND
	CONSOLIDATED	HOLDING
	2º Qtr /09	2º Qtr /08

Beginning balance	1,710,833	1,356,781

Private sector / government entities	22,891	42,671
Wholesale sales	35,634	71,076

Additions for the period	58,525	113,747

Ending balance	1,769,358	1,470,528

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	HOLDING AND
	CONSOLIDATED	HOLDING

	2º Qtr /09	2º Qtr /08

Current	833,255	680,764
Non-current	936,103	789,764

(ii) In the Result

The Company recorded for probable losses of credits in accounts receivable calculated in the second quarter of 2009 in the amount of R$75,749, directly to income of the period, registered in the “Selling Expenses” item. In the second quarter of 2008, these losses were R$134,306.

	HOLDING AND
	CONSOLIDATED			HOLDING

	2º Qtr /09	1º Sem /09	2º Qtr /08	1º Sem /08

Provisions (over 5,000 Brazilian reais)	(151,113)	(290,258)	(126,937)	(179,620)
Recoveries (over 5,000 Brazilian reais)	92,588	154,189	13,190	23,856
Write-offs (lower or equal to 5,000 Brazilian reais)	(42,110)	(80,447)	(58,474)	(119,602)
Recoveries (lower or equal to 5,000 Brazilian reais)	24,886	53,367	37,915	83,592

Expenses (Note 19)	(75,749)	(163,149)	(134,306)	(191,774)

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company is a party to transactions with its controlling shareholder, the São Paulo State Government (“Gesp”), and companies related to it.

(a) Accounts receivable, interest onown capital and operating revenue with the São Paulo State Government

	HOLDING AND CONSOLIDATED

	Jun/09	Mar/09

Accounts receivable
Current:
Water and sewage services (i)	104,336	91,793
Gesp Agreement (iii), (iv) and (v)	27,680	28,047
Reimbursement of additional retirement and pension benefits paid
- Agreement (ii) and (vi)	23,050	23,050
Reimbursement of additional retirement and pension benefits
paid - Monthly flow (ii) and (vi)	9,668	4,379

Total current assets	164,734	147,269

Long-term assets:
Water and sewage services - Gesp Agreement (iii), (iv) and (v)	83,455	87,955
Reimbursement of additional retirement and pension benefits
paid - Controversial (ii) and (vi)	441,075	428,470

Reimbursement of additional retirement and pension benefits -	180,552	186,315

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	HOLDING AND CONSOLIDATED

	Jun/09	Mar/09

Agreement (ii) and (vi)
Reimbursement of additional retirement and pension benefits -
Reservoir (ii) and (vi)	696,283	696,283

Gross long-term amount receivable from shareholder	1,401,365	1,399,023

Total receivable from shareholder	1,566,099	1,546,292

Provision of water and sewage services	215,471	207,795
Reimbursement of additional retirement and pension benefits	1,350,628	1,338,497

	1,566,099	1,546,292

Interest on own capital payable	69,850	148,861

	HOLDING AND
	CONSOLIDATED	HOLDING
	2º Qtr /09	1º Qtr /09

Gross revenue from sales and services
Water sales	49,794	46,059
Sewage services	42,465	38,298
Receipts	(45,509)	(76,315)

Financial Income	47,308	25,157

(i) Water and sewage services

The Company provides supply services of water and collection of sewage to the State Government and other Companies related to it, under terms and conditions considered by Management as normal in the market, except as to the form of settlement of the credits, that may be realized under the conditions mentioned in items (iii), (iv) and (v).

(ii) Reimbursement of additional retirement and pension benefits paid

Refers to amounts of supplemental benefits of retirement and pension plan provided by State of Sao Paulo Law 4819/58 (“Benefits”) paid by the Company to former employees or retirees.

Under the terms of the Agreement referred to in (iii) below Gesp acknowledges to be responsible for the charges resulting from the Benefits, provided that the payment criteria set forth by the State Personnel Expense Department - DDPE, founded on the legal direction provided by the Legal Advisory of the Treasury Secretary and State’s General Attorney’s Office - PGE are obeyed.

As explained in item (vi), during the validation by Gesp of the amounts due to the Company on account of the Benefits, divergences have arisen as to the calculation criteria and eligibility of the Benefits applied by the Company. Company Management, however, maintains its understanding that these divergences do not justify any provision under the terms detailed in item (vi).

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On June 30, 2009 and March 31, 2009, 2,576 and 2, 585 retirees, respectively, received supplemental pension payment, and in the quarters ended on June 30, 2009 and March 31, 2009, the Company paid R$26,763 and R$25,220, respectively. There were 126 active employees on June 30, 2009 that will justify these benefits on occasion of their retirement, as compared to the 134 employees on March 31, 2009.

In January, 2004, the supplemental pension and retirement pension payments were transferred to the Secretary of Treasury, and they would be made in accordance with the calculation criteria defined by the PGE. Due to a judicial decision, the responsibility for the payments returned to Sabesp, under the original form.

(iii) Gesp Agreement

On December 11, 2001 the Company, Gesp (by means of the State Secretary of Treasury Affairs, currently the Secretary of Treasury) and the Departamento of Água e Energia Eletrica - DAEE, with the intermediation of the Secretary of Hydro Resources, Sanitation and Works, currently the Secretary of Sanitation and Energy, entered into the Term of Acknowledgement and Consolidation of Obligations, Payment Commitment and Other Covenants (the “Gesp Agreement”) with the purpose to resolve the outstanding issues existing between Gesp and the Company related to the services of water and sewage as to the Benefits.

The total agreement was R$678,830, at cost value, being (i) R$320,623 referring to the Benefits paid by the Company and not reimbursed by the State during the period from March, 1986 to November, 2001, and (ii) R$358,207 arising from the provision of water supply and sewage collection services, invoiced and past due from 1985 to December 01, 2001, but not paid by Gesp.

Having in view the strategic importance of the reservoirs of Taiaçupeba, Jundiai, Biritiba, Paraitinga and Ponte Nova (“Reservoirs”), to guarantee the maintenance of the water volume of Alto Tiete, the Company agreed to receive them as part of the reimbursement referring to the Benefits. The Reservoirs would be transferred to it by DA EE, which, on its turn, would subrogate itself in credit of the same amount before Gesp.

However, the State of Sao Paulo’s Attorney’s Office questioned the legal validity of this agreement, by means of public civil action, which main argument is the lack of specific legislative authorization for the alienation of DAEE’s estate. The Company’s legal counsels assess the risk of loss of this proceeding as probable, in case the mentioned legislative authorization is not obtained, which would prevent the transfer of the respective reservoirs as partial amortization of the balance receivable.

The balances of services of water supply and sewage collection were included in the First and Second Amendments as described on items (iv) and (v). The balances referring to reimbursement of the supplement of retirement and pension plan were included in the Term of Commitment between the State of Sao Paulo and Sabesp, as described in items (vi) and (vii).

(iv) First Amendment to the Gesp Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services , monetarily adjusted through February 2004; (2) formally authorizing the offset of amounts due from the State Government against interest on own capital declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through

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February 2004; and (3) defining the payment conditions of the remaining obligations of the State Government for water and sewage services.

Pursuant to the Amendment, the State Government recognized the amounts due to the Company for water supply and sewage collection services provided until February 2004 in the amount of R$581,779, including monetary adjustment based on the Reference Rate (TR) at the end of each year until February 2004. The Company recognized amounts payable to the State Government related to interest on own capital in the amount of R$518,732, including (1) amounts declared and paid related to years previous to 2003 (R$126,967), (2) monetary adjustment of these amounts based on the annual variation of the Consumer Price Index (IPC/Fipe) until February 2004 (R$31,098); and (3) amounts declared and due related to 2003 (R$360,667).

The remaining obligation will be payable in monthly installments from May 2005 through April 2009, which will be subject to monetary adjustment at the Wholesale Consumer Price Index (IPCA/IBGE), plus interest of 0.5% .

The Amendment to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement.

Management believes that the amounts owed by the State Government are receivable and it is not expected that losses will be incurred.

(v) Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State of São Paulo, by means of the Secretary of Treasury signed the second amendment to the terms of the original Gesp agreement, (1) agreeing with the payment is installments of the remaining balance of the First Amendment, in the amount of R$133,709 (amount at November 30, 2007) to be paid in 60 equal, monthly and consecutive installments, the first one maturing on January 02, 2008. The amount of the installments is monetarily adjusted according to the variation of the IPCA-IBGE, inserted by simple interest of 0.5% per month. In the balance of this agreement, which installments have been paid monthly, there is an amount of R$46,244 that the State does not recognize as due. Sabesp has an understanding different from the State regarding this amount, not admitting the review of these previously agreed upon amounts, without the demonstration, in a grounded and unmistaken way, of the lack of correspondence between the amounts presented by Sabesp and the services effectively provided. For this reason the Company understands not necessary any provision for losses regarding these amounts (pursuant item VII of the Recitals of the Second Amendment to the Term of Acknowledgement, Payment Commitment and Other Covenants between the State of Sao Paulo and Sabesp) (2) with regards to the past due and unpaid accounts in the period from March, 2004 to October, 2007, resulting from the provision of water and collection of sewage services in the total of R$256,608, R$236,322 have been received and R$8,784 were transferred to other debtor and R$11,502 are pending confirmation and collection, These amounts are being jointly evaluated by Sabesp and the representatives of various Secretaries of State. Divergences have been identified, up to the moment, as to the debtor, but not as to the amount of the debt itself. In case of reclassification of the responsible for payment of the account, Sabesp transferred the collection to the corresponding Entity. The Company has not recorded a provision for losses in this amount because it understands that the divergences are substantially related to the identification of the debtor. (3) The interest on own capital due by Sabesp to the State, referring to the period from March, 2004 to December, 2006, in the amount of R$400,823, restated from June, 2007 to November, 2007 by the Selic

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rate, were paid in the period from January to March, 2008. (4) The State and Sabesp agreed upon resuming the fulfillment of their reciprocal obligations, timely, under the new premises: (a) implementation of the accounts electronic management system to facilitate and speed up the follow-up of the payment processes and the procedures of budgeting management; (b) structuring of the Program of Rational Use of Water (PURA ), to rationalize the consumption of water and the amount of the water and sewage bills of the responsibility of the State; (c) the establishment, by the State, of criteria in the budgeting of a way to avoid the displacement of amounts in the specific line of water and sewage bills from 2008; (d) possibility of registration of state entities and bodies in a default system or master file; (e) possibility of interruption of the supply of water to the state entities in case of default in the payment of water and sewage bills.

Out of the invoic ing of the months of November, 2007 to June, 2009, approximately 92% of the accounts have already been paid by the State Government.

(vi) Third Amendment to the Gesp Agreement

Gesp, Sabesp and DAEE, on November 17, 2008, entered into the Third Amendment to the Gesp Agreement, by means of which the State confesses to owe Sabesp the amount of R$915,251, monetarily adjusted until September, 2008 by the IPCA-IBGE index, corresponding to the Uncontroversial Amount, calculated by FIPECAFI. Sabesp accepted temporarily the Reservoirs as part of the payment of the Uncontroversial Amount and offered to Gesp a temporary settlement, constituting a financial credit of R$696,283, corresponding to the value of the Reservoirs. The definitive settlement will only occur with the effective transfer of property in the competent real estate notary. The remaining balance of R$218,967 is being paid in 114 monthly and consecutive installments, in the amount of R$1,920 each, restated annually by the IPCA/FIPE index, added by interest of 0.5% p.m., the first installment became due on November 25, 2008.

Sabesp and the State are working together to obtain legislative authorization in order to make viable the transfer of the Reservoirs to Sabesp, thus overcoming the juridical uncertainty caused by the Public Civil Action, mentioned in item (iii). After publication of the legislative authorization, the transfer of the Reservoirs to Sabesp will occur.

The Third Amendment also provides for the regularization of the monthly flow of benefits. While Sabesp is responsible for the monthly payments, by judicial decision, the State reimburses the Company based on criteria identical to those applied to the Uncontroversial Amount. In the absence of a impeditive judicial decision, the State will directly assume the flow of monthly payment of the part considered uncontroversial.

The difference between the Uncontroversial Amount and the amount effectively paid by the Company constitutes the Controversial Amount. On March 04, 2009 the Sabesp forwarded to the State Public Attorney’s Office - PGE a grounded request in order to obtain the reanalysis of the divergences that gave rise to the Controversial Amount. In fact, the State Attorney General has already confirmed, formally, the disposition to reanalyze the matter.

Sabesp will not waive the receivables from the State to which the Company considers itself to be legally entitled. Accordingly, it will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, the Company will take all the necessary actions to protect its interests.

(vii) Reasons that directed the Company’s Management not to make a provision for the uncontroversial amount of the Benefits.

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As demonstrated in (vi), the Third Amendment to the Gesp Agreement divides the amount of the Benefits into an uncontroversial amount and a controversial amount.

The uncontroversial amount has been plainly resolved, including with regards to the uncontroversial amount of the future monthly flow of payment of the Benefits. The inventory of the uncontroversial amount, already exposed, will be paid by means of the Reservoirs and the remaining balance in 114 installments. With regards to the uncontroversial amount of the monthly flow, while Gesp arranges for the internal operating structure necessary for the calculation and processing of the reimbursements, the Company will maintain Fipecafi contracted so that it effects monthly the calculation of the reimbursement, applying criteria identical to those used in the calculation of the Uncontroversial Amount. Gesp has undertaken to make the reimbursements in up to 10 (ten) business days counted from the date of the submission of the monthly reimbursement calculation report issued by Fipecafi. This has been agreed upon in the third clause of this Amendment. The installments of the agreement and the monthly flow are being normally paid by the State Government.

No provision has been recorded for the controversial amount of the Benefits - whether with regards to eventual loss of amounts already recorded or even with regards to the controversial amounts of the Benefits that will be paid in the future - in view of the high expectation of success in receiving these pending amounts and the solution of the divergences favorable to the Company.

This expectation has ground in several reasons.

No new fact that justifies a change in the interpretation on the chances of receiving the pending amounts as Benefits. The controversy on the portion of Benefits is not new data. In the financial statements related to the fiscal year of 2007, it has been indicated inclusively the estimate of the uncontroversial and controversial amounts, without any provision in relation to the controversial amount.

To the contrary, it is needed to highlight that during 2008, there was great progress with regards to the perspective of receiving the pending amounts on account of Benefits. The uncontroversial amount of the Benefits has been plainly resolved as already pointed out in item (vi) of this item.

With regards to the controversial amount, there has also been an improvement in the receiving perspective. As informed in (vi), the State’s General Attorney has formally undertaken to reassess the divergences that gave rise to the controversial amount.

The Company contracted the opinion of a reputable accountant to evaluate the decision of the Management of not recording a provision for the amount considered controversial, which conclusion was that it is a ”theme with characteristics of uncertainty”, not existing “technical obstacles in light of the norms that regulate the work and reports of the independent auditors so that this situation is treated as an emphasis paragraph, instead of a qualification for lack of recording a provision for losses with doubtful accounts”.

From the legal point of view, the Company contracted two jurists of notorious repute in order to obtain external evaluation in its right to reimbursement. The first one, in opinion dated March, 2008, concluded that the “responsibility of the State is irrefutable” having Sabesp “the legal and moral conditions to recover what it had paid”. The second one, in February, 2009 in an exhaustive work, performed an analysis of the general conditions under which occurred the payments of the Benefits as well as more than 1,000 judicial proceedings related to the disputes between the Company and the beneficiaries of Law 4819/58 and their dependants. The conclusion of the second report was also, in general, favorable to Sabesp.

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Additionally, the Advisory Staff to the Company’s Presidency prepared a technical note (not audited) on the matter, with detailed evaluation of the historical circumstances where the concession criteria and calculation of the Benefits were adopted, concluding favorable to the right to reimbursement to Sabesp. This technical note was forwarded on March 04, 2009 to PGE and represents, in essence, the main reasons that ground the Company’s right to reimbursement. Since this moment, the divergences between Sabesp and the State are formally in phase of reanalysis by PGE.

The Company maintains its understanding that the best estimate for the controversial amount of the Benefits is in the sense that it will be received by the Company in the future, whether by means of the re-appreciation provided by the State’s General Attorney or even for a judicial decision.

(b) Cash and cash equivalents

The Company’s balance of banks and short-term investment accounts with financial institutions controlled by the State Government was R$ 628,443 and R$ 735,495 on June 30, 2009 and March 31, 2009 , respectively. The financial income from such investments was R$ 47,308 and R$ 22,697 in the second quarter of 2009 and 2008, respectively. The Company, due to State Decree, must invest its excess resources with financial institutions controlled by the State Government.

(c) Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(d) Contracts with reduced tariffs for State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has approximately 779 contracts signed with public entities linked to the State Government and to the municipalities served, which are benefited with a 25% reduction in the tariffs of the services of water supply and sewage collection, when not in default. The contracts provide for the implementation of the rational use of water program, which considers a reduction in the consumption of water.

(e) Guarantees

The State Government grants guarantees for some loans and financings of the Company and does not charge any fee related thereto.

Management is making efforts to maintain the State’s payments with respect to transactions with related parties in non-default on a permanent basis.

(f) Sesamm

Page: 33

On August 15, 2008, the Company, as part of its expansion process, together with companies OHL Médio Ambiente, Inima S.A.U. - Unipersonal (“Inima”), Técnicas y Gestion Medioambiental S.A.U. (“TGM”) and Estudos Tecnicos e Projetos ETEP Ltda. (“ETEP”) organized the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A (“Sesamm” or “Subsidiary”) whose corporate objective is the rendering of services of supplementation of the implementation of the system of separation of sewage and implementation and operation of the sewage treatment system of the Municipality of Mogi Mirim, including the disposal of solid waste generated, as per note 7.

(g) Contract of personnel assignment among entities related to GESP

The Company has contracts of personnel assignments with entities related to the São Paulo’s State Government, where the expenditures are fully passed on and monetarily reimbursed.

In this second quarter of 2009, the expenditures with employees assigned by Sabesp to other state entities amounted to R$ 1,294.

In the same period, the expenditures with the employees of other entities at Sabesp’s disposition totaled R$313.

(h) Services contracted from entities related to GESP

On June 30, 2009 Sabesp had outstanding a balance of R$12,633 payable referring to services provided to entities related to São Paulo’s State Government, among which we highlight the services of electric energy supply by Companhia Energetica de Sao Paulo - CESP, totaling 73% of the balance payable.

(i) Non-operating Assets

The Company had, on June 30, 2009 the amount of R$ 26,411 mainly related to lands granted in free lease (“comodato”) to Associations, Assistance Entities, Non-Governmental Organizations and to DAEE - Departamento de Águas e Energia Eletrica, among others.

(j) Sabesprev

The Company sponsors the defined contribution plan managed by Fundação Sabesp de Seguridade Social - Sabesprev. The net actuarial obligation, recognized up to June 30, 2009, is R$ 449,568.

6. INDEMNIFICATIONS RECEIVABLE

Indemnities receivable are a non-current asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage collection services of the Company in 1995. As of June 30, 2009 and March 31, 2009, this asset amounted to R$ 146,213 (nominal amounts).

Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to non-current assets (indemnities receivable).

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The net book value of the items of property, plant and equipment related to the Municipality of Diadema, reclassified in December, 1996, was R$75,231, and the balance of the indemnifications receivable from the Municipality was R$60,295.

The net book value of the items of property, plant and equipment related to the Municipality of Maua, reclassified in December, 1999, was R$103,763, and the balance of the indemnifications receivable from the Municipality was R$85,918.

The Company’s rights to the recovery of these amounts are being judicially discussed by the municipalities.

Sabesp filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to Sabesp, which filed an appeal in November 2000. In December 2005, Sabesp’s appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. In October, 2006, the city hall filed special and extraordinary appeals which were denied by the President of the Court of Justice in March, 2007. Against such decision, the city hall filed new appeals. The interlocutory appeal filed in the Federal Supreme Court (STF) was accepted but only for the purposes of determining the sentence for the extraordinary appeal that had been rejected. In December 2007, the decision that accepted the execution of Companhia de Saneamento the Diadema - Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. Saned filed an interlocutory appeal against this decision, but the appeal was rejected by the Court of Justice in June 2008. In ord er to pursue the execution, the judge authorized the realization of an online pledge of funds in bank accounts and financial investments of Saned (online pledge) in up to 10% of the restated amount of the debt, not authorizing, however, the pledge of a percentage of the Company’s revenues. Saned appealed the first decision and Sabesp appealed the second. Both appeals were denied by the Court of Justice only remaining, however, the on-line pledge of up to 10% of the restated amount of the debt. There was no appeal to these decisions. R$2,919 was blocked and withdrawn on March 3, 2009. Later, the Court of Justice determined in a preliminary injunction that the pledge be made upon weekly deposits by Saned in the amount corresponding to 20% of all it receives in its accounts and financial investments.

On December 29, 2008, Saned and the municipality of Diadema entered into, with the State of Sao Paulo and Sabesp, a Memorandum of Intent with the purpose to prepare studies and conduct negotiations to instruct decisions of Diadema and Sabesp, aiming at the exclusive rendering of water and sewage services in the municipality of Diadema.

The parties agreed that the search for a negotiated solution for the currently existing conflicts among the companies is fundamental so that the public service of water supply, sewage collection and treatment have their proper development in Diadema.

On January, 2009 the parties presented a joint petition requesting the suspension of new pledges for a period of three months in order to try to make an agreement viable. The suspension was granted by the Judge of Public Treasury and in April, 2009 the suspension period having elapsed, a new joint petition was filed with the request for an extension of the suspension for three more months.

Page: 35

With regards to Mauá, a first level decision was announced determining that the Municipality should pay the amount of R$153.2 million as compensation for the damages caused and for loss of profits. The Maua’s City Hall appealed against this decision in April, 2005. In July 2006, the decision was converted in diligence consisting of an expert clarification on the amount of the indemnity for loss of profits. Clarification was provided in December 2007 and the expert confirmed the amount of the loss of profits determined by the lower court. In August, 2008, the appeal was judged, being fully maintained the conviction imposed at the first level. The Maua Municipal Hall filed special and extraordinary appeals against the decision that confirmed its conviction to indemnify Sabesp.

Based on the opinion of the legal counsels, Management continues to affirm that the Company has legal right to receive the amounts corresponding to the indemnification and it continues to monitor the situation of the lawsuits.

7. INVESTMENTS

	Mar/09	Equity Result	Jun/09

Sesamm	3,801	(79)	3,722
Others	720	-	720

Total	4,521	(79)	4,442

On August 15, 2008 the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A was constituted with a duration term of 30 years counted from the date of signature of the Concession Contract with the municipality whose corporate objective is the rendering of services of complementation of the implementation of the separation system of sewages and implementation and operation of the sewage treatment system of the Municipality of Mogi Mirim, including the disposal of solid waste generated.

On June 30, 2009 the Sesamm’s capital stock was R$10,669, divided into 10,669,549 common nominative shares, with no par value, of which Sabesp holds a 36% equity interest.

On June 30, 2009 Sesamm’s operations had not yet been initiated.

8. PROPERTY, PLANT & EQUIPMENT

	HOLDING

		Jun/09		Mar/09

		Accumulated
	Adjusted cost	depreciation	Net	Net

In use
Water systems
Land	960,750	-	960,750	963,404
Buildings	2,760,803	(1,711,808)	1,048,995	1,073,121
Connections	1,064,649	(444,778)	619,871	628,165
Water meters	312,299	(157,552)	154,747	155,340
Networks	3,601,581	(1,223,760)	2,377,821	2,375,079
Wells	209,779	(119,928)	89,851	91,599

Page: 36

	HOLDING

		Jun/09		Mar/09

		Accumulated
	Adjusted cost	depreciation	Net	Net

Equipment	577,859	(398,556)	179,303	179,981
Others	16,891	(14,107)	2,784	2,959

	9,504,611	(4,070,489)	5,434,122	5,469,648
Sewage systems
Land	349,594		349,594	349,734
Buildings	1,675,837	(744,231)	931,606	954,578
Connections	979,949	(445,326)	534,623	537,499
Networks	5,837,976	(1,424,635)	4,413,341	4,384,829
Equipment	634,932	(475,142)	159,790	158,554
Others	5,040	(3,113)	1,927	1,994

	9,483,328	(3,092,447)	6,390,881	6,387,188
General use
Land	108,533		108,533	107,706
Buildings	138,854	(86,301)	52,553	53,526
Transportation equipment	148,493	(127,043)	21,450	22,129
Information Technology Equipment	115,646	(71,073)	44,573	36,008
Furniture, Fixtures and Equipment	245,589	(132,534)	113,055	124,595
Lands granted in free lease	20,488	-	20,488	20,556
Items granted in free lease	8,412	(2,489)	5,923	5,923
	786,015	(419,440)	366,575	370,443

Subtotal in operation	19,773,954	(7,582,376)	12,191,578	12,227,279

Work in progress:
Water systems	1,174,710	-	1,174,710	997,209
Sewage systems	1,864,718	-	1,864,718	1,814,322
Others	9,539	-	9,539	8,311

Subtotal in progress	3,048,967	-	3,048,967	2,819,842

Grand Total	22,822,921	(7,582,376)	15,240,545	15,047,121

The consolidated balance amounts to R$15,241,117, resulting in a difference of R$ 572, R$557 referring to projects and execution of works of the sanitation sewage system and R$15 represented mainly by installations, furniture and equipment.

The operating fixed assets represent the assets involved in the services of providing water supply and sewage collection in 365 municipalities. Of the assets originated from contracts negotiated based on financial and economic appraisals, Sabesp holds the possession and management.

Up to June, 2009 74 concession contracts were expired, all in phase of negotiation with the municipalities, without prejudice to the continuation of the service rendering. The net book value of the property, plant and equipment used in these municipalities totals R$1,735,856. The depreciation charges in the second quarter of 2009 of these municipalities were R$16,364.

Page: 37

The concession contracts provide that the assets will be reversed to the conceding power at the end of the period, upon indemnification by the net market value as set forth in each contract. In the program contracts, the indemnification will correspond to the net present value of the cash flow in the remaining period at the date of resume of the services, monetarily restated and increased by interest until the date of effective payment.

(a) Depreciation

Depreciation is calculated at the following rates:

Structure - 4%, connections - 5%, hydrometers - 10%, networks - 2%, wells - 5%, equipment - 10%, transportation equipment - 20%, information technology equipment - 20%, furniture and fixtures - 10%.

As a determination introduced by CPC-13 - Initial Adoption of Law 11638/07, in items 53 and 54, the Company will review the useful life of items of its fixed assets for the year 2009.

(b) Write-off of Property, Plant and Equipment

(i) The Company wrote-off, in the second quarter of 2009 and first semester of 2009, items of property, plant and equipment, in the amount of R$6,538 and R$ 8,319, respectively (2008 - R$3,455 and R$6,691), resulting in a total loss in the amount of R$4,268 and R$6,048, respectively. R$2,846 and R$4,626 related to the items in operation group, due to obsolescence, thefts and disposals and R$1,422 (such amount related to the second quarter and first quarter of 2009) referring to discontinued works, unproductive wells, and economically unprofitable projects.

(c) Capitalization of Interest and Financial Costs

The Company capitalized interest and monetary variation, including foreign exchange variations, to property, plant and equipment in the amount of R$(90,109) in the second quarter of 2009 (in the second quarter of 2008 - R$(21,159)), during the period when the assets were presented as work in progress.

(d) Work in Progress

The prevision for disbursements from the third quarter of 2009 until 2014, relating to investments already contracted, is approximately R$2,207 million (not audited).

(e) Expropriations

As a result of the execution of priority works related to the water and sewage systems there was the need to expropriate or the institution of rights of passage in third party properties which owners shall be reimbursed by amicable or judicial means.

The forecast for disbursements to be made after the third quarter 2009 is approximately R$ 492 million (not audited), to be covered by own resources. The assets object of these processes is to be recorded in fixed assets when the operation is completed. In the second quarter of 2009, the amount referring to expropriations was R$ 2,117 (in the second quarter of 2008 - R$ 4,918).

Page: 38

(f) Assets given in Guarantee

On June 30, 2009 and March 31, 2009 the Company maintained assets in the amount of R$249,034 given in guarantee to Requests of Special Payment in Installments - Paes (Note 12).

(g) Non-operating Assets

The Company had, on June 30, 2009 and March 31, 2009 the amount of R$26,411 and R$26,479 respectively, related mainly to lands granted in free lease to the Associations, Assistance Entities, NonGovernmental Organizations and to the DAEE - Departamento de Aguas e Energia Eletrica, among others.

(h) Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and are being depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus arising from the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at June 30, 2009 would be R$ 356,354 (R$ 385,859 up to June 30, 2008). It has been realized the amount of R$ 45,688 in the period of six months ended on June 30, 2009 and R$ 43,408 in the period of six months ended on June 30, 2008, of the revaluation reserve.

The Company elected to maintain the Revaluation Reserve recorded until its effective realization.

(i) Assets totally depreciated in use

On June 30, 2009 and March 31, 2009 the gross book value of the totally depreciated assets that are still in use is R$913,423 and R$890,129, respectively.

9. INTANGIBLE

	HOLDING AND CONSOLIDATED

	Jun/09	Mar/09

Concessions (i)	513,110	508,538
Program contracts (ii)	261,569	263,815
License of Use (Software) (iii)	4,311	7,660
Program Contracts - investments realized (iv)	62,413	57,794

	841,403	837,807

(i) Concessions

In the period between 1999 and 2006, the negotiations for new concessions were realized on the basis of the economic and financial results of the transaction, defined in an appraisal report issued by independent experts.

Page: 39

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares (through December 2000) or in cash, is recorded in this account and amortized over the period of the respective concession (mostly 30 years). As of June 30, 2009 and March 31, 2009 there were no amounts pending related to these payments to the municipalities.

The net amount shown relates to concessions with the following municipalities:

	HOLDING AND CONSOLIDATED

		Jun/09		Mar/09

	Adjusted	Accumulated
	cost	amortization	Net	Net

Agudos	10,116	(2,647)	7,469	6,155
Bom Sucesso do Itararé	735	(78)	657	666
Campo Limpo Paulista	18,171	(4,235)	13,936	13,960
Conchas	4,116	(808)	3,308	3,136
Duartina	1,878	(448)	1,430	1,428
Estância de Serra Negra	15,597	(2,804)	12,793	12,936
Itapira	16,360	(1,330)	15,030	15,030
Itararé	6,518	(1,956)	4,562	4,611
Marabá Paulista	1,886	(227)	1,659	1,681
Miguelópolis	11,650	(1,695)	9,955	10,036
Osasco	296,665	(84,457)	212,208	214,502
Paraguaçu Paulista	25,904	(5,131)	20,773	12,952
Paulistânia	160	(43)	117	119
Sandovalina	2,554	(277)	2,277	2,307
Santa Maria da Serra	1,196	(336)	860	868
São Bernardo do Campo	237,464	(42,959)	194,505	196,494
Várzea Paulista	15,715	(4,144)	11,571	11,657

Total	666,685	(153,575)	513,110	508,538

The amortization of intangible assets is realized during the effective period of the concession agreements of the related municipalities.

In the second quarter of 2009 and 2008, amortization expenses related to concession intangible rights were R$5,776 and R$5, 944, respectively.

(ii) Program Contracts

As of the regulatory mark, renewals occur by means of program contracts. In some of them the Company assumed commitments to financially participate in social environmental sanitation actions. These commitments were recorded as offset to intangible assets in the amount of R$269,469 in the first and second quarters of 2009, deducted from the adjustment to present value of R$85,026, in the first and second quarters

Page: 40

of 2009. These assets are being amortized over the duration of the program contract (in their majority over 30 years). The committed amounts are related to the following municipalities:

	HOLDING AND CONSOLIDATED

		Jun/09		Mar/09

		Accumulated
Municipality	Amount	amortization	Net	Net

Alfredo Marcondes	70	(3)	67	67
Aparecida D’Oeste	45	(2)	43	44
Avaré	5,000	(167)	4,833	4,875
Bento de Abreu	50	(3)	47	48
Bocaina	800	(40)	760	767
Caçapava	9,000	(300)	8,700	8,775
Campos do Jordão	3,000	(183)	2,817	2,842
Capão Bonito	2,000	(67)	1,933	1,950
Emilianópolis	112	(7)	105	106
Fartura	243	(8)	235	237
Fernandópolis	9,500	(475)	9,025	9,104
Franca	20,676	(1,321)	19,355	19,527
Indiaporã	250	(8)	242	244
Jales	4,426	(270)	4,156	4,192
Lorena	9,000	(450)	8,550	8,625
Mococa	8,844	(294)	8,550	8,623
Mombuca	196	(10)	186	188
Monte Alto	5,000	(181)	4,819	4,861
Novo Horizonte	5,000	(167)	4,833	4,875
Pindamonhangaba	16,000	(622)	15,378	15,511
Piratininga	350	(13)	337	340
Planalto	39	(2)	37	37
Riolândia	2,643	(88)	2,555	2,577
São João da Boa Vista	16,700	(557)	16,143	16,283
São José dos Campos	142,945	(2,382)	140,563	141,754
São Luiz Paraitinga	600	(30)	570	575
São Manuel	1,300	(43)	1,257	1,268
Tupã	5,540	(200)	5,340	5,386
Valentim Gentil	140	(7)	133	134

Total	269,469	(7,900)	261,569	263,815

In the second quarter of 2009, amortization expenses related to the program contracts total R$2, 246.

The amounts not yet disbursed related to program contracts are recorded under the caption “program contract commitments” in current liabilities, R$52,674 (mar/2009 - R$49,999) and non-current liabilities, R$ 110,446 (mar/2009 - R$115 ,617).

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(iii) License for Use (Software)

The net amount of the amortizations of licenses for the use of Software on June 30, 2009 was R$4,311 (Mar/2009 - R$7,660).

(iv) Program Contracts - Investments Realized

	HOLDING AND CONSOLIDATED

		Jun/09		Mar/09

	Accumulated			Accumulated
	amortization	Net	Net	amortization

In use
Water systems
Buildings	1,732	(38)	1,694	1,610
Connections	8,844	(233)	8,611	7,099
Water meters	6,835	(198)	6,637	5,562
Networks	7,789	(193)	7,596	6,408
Wells	896	(20)	876	928
Equipment	4,882	(127)	4,755	4,007
Others	112	(2)	110	111

Subtotal	31.090	(811)	30.279	25.725

Sewage systems
Buildings	7.118	(222)	6.896	10.100
Connections	8.326	(241)	8.085	6.884
Networks	11.267	(290)	10.977	9.510
Equipment	2.552	(66)	2.486	2.106
Others	75	(1)	74	75

Subtotal	29.338	(820)	28.518	28.675

General use
Buildings	152	(4)	148	93
Transportation
equipment	1.094	(50)	1.044	1.000
Furniture, Fixtures and
Equipment	2.510	(86)	2.424	2.301

Subtotal	3.756	(140)	3.616	3.394

Total in operation	64.184	(1.771)	62.413	57.794

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10. LOANS, FINANCINGS & DEBENTURES

(i) Outstanding balance of loans and financings

	HOLDING AND CONSOLIDATED
	Jun/09			Mar/09

								Final	Annual	Monetary
	Current	Non-current	Total	Current	Non-current	Total	Guarantees	maturity	interest rate	adjustment

Financial Institution:
COUNTRY

União Federal / Banco do Brasil	276,358	1,272,345	1,548,703	270,144	1,341,553	1,611,697	Gov.Est.S.Paulo and own resources	2014	8.50%	UPR
Debentures 6th Issuance	237,372	226,848	464,220	238,213	227,651	465,864	Unsecured	2010	11%	IGP-M
Debentures 7th Issuance	121,968	-	121,968	-	122,400	122,400	Unsecured	2010	10.8%	IGP-M
Debentures 8th Issuance	-	420,561	420,561	350,000	422,052	772,052	Unsecured	2011	10.75%	IGP-M
Debentures 9th Issuance	-	221,423	221,423	-	219,961	219,961	Unsecured	2015	CDI+2.75% e	IPCA
									12.87%
Caixa Econômica Federal	73,966	591,217	665,183	71,186	577,768	648,954	Own Resources	2009/2030	5% a 9.5%	UPR
Promissory Notes	598,714	-	598,714	-	-	-		2009	CDI + 3.5%
FIDC - Sabesp I	55,556	41,667	97,223	55,556	55,555	111,111	Own Resources	2011	CDI + 0.70%

Banco Nacional de
Desenvolvimento Econômico e	43,076	105,159	148,235	42,964	115,895	158,859	Own Resources	2013	3% + TJLP
									LIMIT 6%
Social - BNDES
Banco Nacional de
Desenvolvimento Econômico e	-	50,200	50,200	-	47,171	47,171	Own Resources	2019	2.5% + TJLP
Social - BNDES Baixada Santista									LIMIT 6%
National Bank of Economic and
Social Development - BNDES	-	6,601	6,601	-	-	-	Own Resources	2023	2.15% + TJLP
PAC									LIMITE 6%

Others	3,559	15,602	19,161	2,559	12,488	15,047		2010/2018	12% / CDI /	UPR
									TJLP+ 6%
Interests and charges	114,840	20,947	135,787	143,376	25,852	169,228

Total Domestic	1,525,409	2,972,570	4,497,979	1,173,998	3,168,346	4,342,344

INTERNATIONAL
Inter-American Development
										Currency
Bank - BID US$ 389,804 thd	71,258	689,483	760,741	83,608	840,899	924,507	Federal	2016/2025	3.00% a 4.93%	Basket Var. +
							Governmentl
(mar/09 - US$ 399,321 thd.)										US$

Euro Bonds - US$ 140,000 thd	-	273,224	273,224	-	324,128	324,128		2016	7.5%	US$
(Mar./09 - US$ 140,000 thd)
JICA - Yens 21,280.000 thd
	-	431,239	431,239	-	476,119	476,119	Federal	2029	1.8% and 2.5%	Yene
(mar/09 - Yens 20,394,042 thd)							Government

BID 1983AB - US$ 250,000 thd	-	484,399	484,399	-	575,222	575,222		2023	4.47% to 4.97%	US$
(Mar./09 - US$ 250,000 thd.)
Interests and charges	17,645	-	17,645	32,185	-	32,185

Total International	88,903	1,878,345	1,967,248	115,793	2,216,368	2,332,161

TOTAL OF LOANS AND FINANCINGS	1,614,312	4,850,915	6,465,227	1,289,791	5,384,714	6,674,505

Parity rates as of June 30, 2009: US$ 19516; Yens 0.020265 (March 31, 2009: US$ 2.3152; Yen 0.023346.
UPR: Standard Reference Unit	TJLP: Long-term interest rate
CURRENCY BASKET VARIATION: Amount related to the account unit BID CDI: Interbank Deposit Rate	IGP-M: General market price index

(ii) On June 01, 2009 occurred the total settlement of the 8th issuance of debentures, 1st serie.

(iii) On June 05, 2009 short term promissory notes were issued with maturity dates up to 180 days from the date of issuance.

(iv) The balance of the contracts of debentures 9th issuance, promissory notes and BID 1983AB, on June 30, 2009 are presented net, deducted part of the costs of funding in the amount of R$7,635 that will be amortized during the term of the contracts.

(v) Repayment schedule of loans and financings

Page: 43

The total debt volume to be paid through the end of 2009 is R$1,202,661 and the amount denominated in US dollars is R$53,274 and the amount of R$1,149 ,387 refers to the interest and principal of loans denominated in Brazilian reais falling due.

							2015
							and
BANK	2009	2010	2011	2012	2013	2014	thereafter	TOTAL

COUNTRY
Federal Government/Banco do Brasil	135,252	288,319	313,816	341,568	371,775	97,973	-	1,548,703
Caixa Econômica Federal (CEF)	36,242	77,039	83,443	90,124	91,037	52,157	235,141	665,183
Debentures	237,372	348,816	453,467	32,906	73,808	40,901	40,901	1,228,171
FIDC - SABESP I	27,778	55,556	13,889	-	-	-	-	97,223
BNDES (National Bank for Economic and Social
Development)	21,431	42,862	42,862	36,912	4,168	-	-	148,235
BNDES (National Bank for Economic and Social
Development) Santos Lowlands	-	-	-	6,275	6,275	6,275	31,375	50,200
BDNES PAC	-	-	275	550	550	550	4,676	6,601
Promissory Notes	598,714	-	-	-	-	-	-	598,714
Other	1,997	5,917	7,580	382	431	486	2,368	19,161
Interest and charges	90,601	38,205	6,982	-	-	-	-	135,788

Total - Domestic	1,149,387	856,714	922,314	508,717	548,044	198,342	314,461	4,497,979

ABROAD
BID	35,629	71,258	71,258	71,258	71,258	71,257	368,823	760,741
Eurobonds	-	-	-	-	-	-	273,224	273,224
JICA	-	-	11,655	23,310	23,310	23,310	349,654	431,239
BID 1983AB	-	-	46,390	46,390	46,390	46,390	298,839	484,399
Interest and charges	17,645	-	-	-	-	-	-	17,645

Total Abroad	53,274	71,258	129,303	140,958	140,958	140,957	1,290,540	1,967,248

Grand Total	1,202,661	927,972	1,051,617	649,675	689,002	339,299	1,605,001	6,465,227

(vi) Debt structuring

The Company has as one of its main objectives the active management of debt, seeking to minimize costs and volatility on the results.

(vii) Covenants

As of June 30, 2009, the Company was compliant with all the covenants.

11. DEFERRED TAXES AND CONTRIBUTIONS

(a) Balances

	HOLDING AND CONSOLIDATED

	Jun/09	Mar/09

In current assets (i)
Deferred income tax	148,712	133,299

Page: 44

	HOLDING AND CONSOLIDATED

	Jun/09	Mar/09

Deferred social contribution tax	53,537	47,987

	202,249	181,286
In non current assets (ii)
Deferred income tax	337,419	335,188
Deferred social contribution tax	121,471	120,668

	458,890	455,856
In current liabilities (iii)
Deferred income tax	209	209
Deferred social contribution tax	75	75
Deferred PASEP (tax on revenue)	16,134	16,757
Deferred COFINS (tax on revenue)	30,871	33,457

	47,289	50,498
In non-current liabilities (iv)
Deferred income tax	58,922	58,017
Deferred social contribution tax	16,702	16,376
Deferred PASEP (tax on revenue)	19,263	18,670
Deferred COFINS (tax on revenue)	54,869	52,142

	149,756	145,205

	HOLDING AND
	CONSOLIDATED		HOLDING

	2º Qtr /09	1º Sem /09	2º Qtr /08	1º Sem /08

In the result of the period

Income tax	(146,993)	(276,492)	(96,174)	(237,490)
Deferred income tax	16,740	40,852	24,421	40,837

	(130,253)	(235,640)	(71,753)	(196,653)

Social contribution tax	(53,888)	(100,743)	(35,210)	(86,191)
Deferred social contribution tax	6,026	14,707	6,317	12,227

	(47,862)	(86,036)	(28,893)	(73,964)

(i) In current assets

Substantially calculated based on timing differences in the amount of R$ 594,589 (Mar/2009 - R$ 533 ,195).

(ii) In non-current assets

Substantially calculated based on timing differences in the amount of R$ 1,349 ,677 (Mar/2009 - R$ 1,340,752) related to income tax and social contribution.

The Company’s Management expects to realize the long term balance, mentioned in item (ii) in 2010 in the same proportion of 2009, and the remaining to be realized in the subsequent year of 2011.

(iii) Current Liabilities

Page: 45

- Income Tax and Social Contribution

Substantially calculated based on timing differences in the amount of R$ 837, related to the income tax and social contribution.

- Pasep e Cofins

Calculated substantially on billings to public entities, and the obligation is determined and the allowance recognized when the service is provided, and its settlement when the invoices are received.

(iv) In non-current liabilities

- Income tax and social contribution

Substantially calculated based on timing differences in the amount of R$ 235,687 (Mar/2009 - R$ 232,066) related to income tax and R$ 185,581 (Mar./200 9 - R$ 181,960) related to social contribution.

- Pasep e Cofins

Calculated substantially on billings to government entities, the obligation is determined and the allowance recognized when the service is provided, and settlement when the invoices are received.

(b) Composition of deferred taxes and contributions

	HOLDING AND CONSOLIDATED

	Jun/09	Mar/09

In current assets
Provisions for contingencies	181,090	181,286
Others provisions	21,159	-

	202,249	181,286
In non-current assets
Provision for contingencies	225,547	233,620
Provision for social security obligations	149,712	144,607
Others	83,631	77,629

	458,890	455,856

Total deferred tax assets	661,139	637,142

In current liabilities
Costs in the issuance of securities	284	284
Public entity receipts	47,005	50,214

	47,289	50,498
In non-current liabilities
Costs in the issuance of securities	1,778	1,926
Public entity revenues	73,846	72,467
Public entity receipts	74,132	70,812
	149,756	145,205

Page: 46

	HOLDING AND CONSOLIDATED

	Jun/09	Mar/09

Total deferred tax liabilities	197,045	195,703

(c) Conciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the interim financial statements are reconciled to the statutory rates provided for in law, as shown below:

	HOLDING AND
	CONSOLIDATED		HOLDING

	2º Qtr /09	1º Sem /09	2º Qtr /08	1º Sem /08

Profit before taxes	642,780	1,042,555	460,665	934,361
Statutory rate	34%	34%	34%	34%

Tax expense at statutory rate	(218,545)	(354,469)	(156,626)	(317,683)
Permanent differences
Realization of revaluation reserve	(8,169)	(15,534)	(7,386)	(14,759)
Interests on shareholders’ equity	47,253	47,253	68,169	68,169
Other differences	1,346	1,074	(4,803)	(6,344)
Income tax and social contribution	(178,115)	(321,676)	(100,646)	(270,617)

Current income tax and social contribution	(200,881)	(377,235)	(131,384)	(323,681)
Deferred income tax and social contribution	22,766	55,559	30,738	53,064
Effective tax rate	28%	31%	22%	29%

12. TAX DEBT REFINANCING PROGRAM (PAES)

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$316,953.

The debt is being paid in 120 months, the amount paid in the 2nd quarter of 2009 was R$8,304 (R$8,216 in the 1st quarter of 2009) and interest was accrued in the amount of R$1,467 in the 2nd quarter of 2009 and R$3,022 in the 1st semester of 2009 (R$2,314 in the 2nd quarter of 2008 and R$4,907 in the 1st semester of 2008).

The assets offered as guarantee for REFIS, in the amount of R$249,034, continue to guarantee the amounts in the PAES program.

Page: 47

13. SOCIAL SECURITY LIABILITIES

The Company is the sponsor of Fundação Sabesp de Seguridade Social - Sabesprev, an entity established in August 1990 with the main purpose of administrating the complementary pension plan and the welfare program for Sabesp’s employees.

(a) Pension plan benefits:

The monthly contributions to the pension fund - defined benefit correspond to 1.8% by the Company and 2.0% by the participants.

Participants’ contributions presented above refer to the average contributions, as the discount amount varies from 1% to 8.5% depending on the salary level.

In order to meet the dispositions of CVM Resolution 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

As of December 31, 2008, based on the report of the independent actuary, Sabesp had a net actuarial liability of R$419,871 representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets.

The actuarial liability as of June 30, 2009, in the amount of R$449 ,568 (Mar/2009 - R$434,553), is accounted for in non-current liabilities.

The estimated expense for 2009 is R$73,086 (2008 - R$67,129), was recognized in the period from April to June 2009 in the amount of R$19,152 (April to June, 2008 - R$17,658), as shown below:

	HOLDING AND
	CONSOLIDATED		HOLDING

	2º Qtr /09	1º Sem /09	2º Qtr /08	1º Sem /08

Transfer to Sabesprev	4,137	8,492	4,038	8,156
Actuarial liability recorded	15,015	29,696	13,620	27,016

Total recorded	19,152	38,188	17,658	35,172

(b) Welfare plan

The assistance program, which is made up by optional health plans, freely chosen, is also maintained by contributions of the sponsor (to the plan of active employees) and of the participants, which, in the period, were the following:

Company: 7.70% , on average, of payroll;
Participating employees: 3.21% of base salary and premiums, equivalent to 2.0% of gross payroll, on average.

Page: 48

14. PROFIT SHARING

In the quarter ended June 30, 2009 R$15,084 was accrued, which is recorded under payroll and related charges, in current liabilities, related to the period from January to December 2009, based on the attainment of goals set during negotiations between the Company and entities representing the employees.

15. PROVISIONS FOR CONTINGENCIES

	HOLDING AND CONSOLIDATED

				Interest, adjustments
	Mar/09	Additions	Deductions	and reversals	Jun/09

Customers (i)	697,254	24,123	(40,563)	32,995	713,809
Suppliers (ii)	231,110	36	(19,191)	(28,491)	183,464
Other civil lawsuits (iii)	158,683	5,219	(5,141)	5,647	164,408
Tax (iv)	26,776	1,580	(2,076)	(168)	26,112
Labor (v)	39,411	3,087	(2,535)	1,604	41,567
Environmental (vi)	57,893	1,523	(2,074)	24	57,366

Subtotal	1,211,127	35,568	(71,580)	11,611	1,186,726

Escrow deposits	(41,103)	(19,678)	282	(364)	(60,863)

Total	1,170,024	15,890	(71,298)	11,247	1,125,863

Management, based on a joint analysis with its legal counsel, made a provision whose amount was considered sufficient to cover probable losses on lawsuits. The amounts related to lawsuits in the sentence execution stage, recorded in current liabilities, under the caption “Provisions”, of R$471,755 (Mar/2009 - R$492,092), is net of escrow deposits in the amount of R$60,863 (Mar/2009 - R$41,103), and the amounts recorded in non-current liabilities, under the caption “Provisions”, of R$654,108 (Mar/2009 - R$677,932).

(i) Customers - Approximately 1,270 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by Sabesp. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized provisions when the likelihood of loss is considered probable.

(ii) Suppliers - Suppliers’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable.

Page: 49

(iii) Other civil lawsuits - refer mainly to indemnity claims for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(iv) Tax lawsuits - the provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel, duly accrued when classified as probable losses.

(v) Labor lawsuits - the Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi) Environmental lawsuits - refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental - Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company. The amounts recognized in provision do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which such lawsuits are and Management’s impossibility to reasonably estimate the amounts of future disbursements.

Lawsuits with possible likelihood of loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor lawsuits, which are considered by its legal counsel as possible losses, and are not recorded in the books. The amount attributed to these lawsuits and proceedings is approximately R$1,861,000 as of June 30, 2009 (Mar/2009 - R$1,736,600).

16. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase capital up to R$10,000,000, based on a Board of Directors’ resolution, after submission to the Supervisory Boards.

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 227,836,623 registered common shares, with no par value, held as follows:

	Jun/09		Mar/09

	Number of		Number of
Shareholders	shares	%	shares	%

State Finance Department	114,508,085	50.26	114,508,086	50.26
Companhia Brasileira de Liquidação e Custódia	55,540,814	24.38	55,257,235	24.25
The Bank Of New York ADR
Department (Equivalent in shares) (*)	57,210,002	25.11	57,488,802	25.23

Page: 50

Other	577,722	0.25	582,500	0.26

	227,836,623	100.00	227,836,623	100.00

(*) Each ADR is equal to 2 shares

(c) Payment to shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income, calculated according to Brazilian Corporate Law.

On July 31, 2008, the Board of Directors approved the proposal of interest on shareholders’ equity related to the period from January to June, 2008, in the amount of R$200,496, which were paid on June 26, 2009, net of withholding income tax.

On January 15, 2009, the Board of Directors approved the proposal of interest on shareholders’ equity related to the period from July to December, 2008, in the amount of R$95,691, which were paid on June 26, 2009, net of withholding income tax.

On May 14, 2009, the Board of Directors approved the proposal of interest on shareholders’ equity related to the period from January to April, 2009, in the amount of R$138, 980, which will be paid up to 60 days after the Annual Shareholders’ Meeting (AGO) of 2010, net of withholding income tax.

(d) Capital reserve

Capital reserve includes tax incentives and donations recorded through December 31, 2007 received from government entities and private institutions.

(e) Revaluation reserve

As provided for by CVM Instruction No. 197/93, the Company decided not to record income and social contribution taxes on the revaluation reserve of property, plant and equipment items recognized in 1991.

The reserve is being realized as a contra entry to the caption “retained earnings”, in the same proportion as the depreciation and write-off of the respective assets.

The balances of the revaluation reserve will be maintained until their effective realization.

(f) Changes in retained earnings

	Jun/09	Mar/09

Previous Balance	277,876	-
Realization of Revaluation Reserve	24,026	21,662
Results of the period	464,665	256,214
Interest on Shareholders’ Equity	(138,980)	-

Current Balance	627,587	277,876

Page: 51

(g) Reserve for investments

The reserve for investments is specifically made up of the portion corresponding to the Company’s own resources that will be used for the expansion of the water supply and sewage sanitation systems.

17. FINANCIAL INSTRUMENTS AND RISK

(a) Identification and valuation of the financial instruments

The Company operates with various financial instruments with emphasis on cash and cash equivalents, including financial investments and loans and financings, described as follows.

The Company did not realize operations with derivatives in 2009 and 2008.

(i) Cash & cash equivalents, accounts receivable, other current assets and accounts payable

The amounts recorded approximate the realization amounts.

Cash equivalents correspond to the financial investments expressed in reais and have immediate liquidity.

(ii) Investments

Consists, mainly, of investments in the company Sesamm (see Note 7) recorded by the equity method of accounting, in which the Company has a strategic interest. Considerations of market value of the shares held are not applicable.

(iii) Loans and Financings

In compliance with CPC-14, following are demonstrated the market values of the projected cash flows, at present value, of loans and financings on June 30, 2009.

			Adjustment
		Projected Cash	to Present
	Book value	Flow	Value	Differences

National Currency
Debentures (i)	1,293,819	1,735,752	1,442,344	(148,525)
Funding costs	(4,134)	-	-	(4,134)
BNDES (ii)	205,581	205,581	205,581	-
Others (iii)	3,002,713	3,464,628	3,329,613	(326,900)

	4,497,979	5,405,961	4,977,538	(479,559)

Foreign Currency
Financings (iv)	1,970,749	2,711,028	2,616,874	(646,125)
(-) Costs with funding	(3,501)	-	-	(3,501)

	1,967,248	2,711,028	2,616,874	(649,626)

Page: 52

		Adjustment
	Projected Cash	to Present
Book value	Flow	Value	Differences

6,465,227	8,116,989	7,594,412	(1,129,185)

In order to obtain the market values of Financial Instruments, the following criteria have been adopted:

(i) Debentures are financings considered by the nominal amount restated up to the maturity date, discounted to present value at the forward interest market rates, disclosed by Andima in the secondary market, having as basis June 30, 2009 and the Company’s security traded in the domestic market.

(ii) Financings - BNDES, are instruments considered by the nominal amount restated up to the maturity date, that have as characteristics the indexation to the TJLP, which is a specific modality, not being compared to any other market rate.

Therefore, the Company opted to publish as market value the amount accounted for as of June 30, 2009

(iii) Other financings in national currency are considered by the nominal amount restated up to the maturity date, discounted to present value at the forward interest market rates. The forward rates used were obtained at the BM&F website.

(iv) Foreign currency financings are controlled in the original currency, converted at the foreign exchange rate at the date of the balance sheet, discounted to present value using the forward market rate obtained on Bloomberg, based on the Company’s shares traded in the market.

Additionally, the Company has an instrument indexed to the YEN (JICA, as mentioned in Note 10), which, in addition of the premises above, was considered in the conversion to present value the parity of the original currency of the instrument in relation to the dollar.

(b) Market risks

(i) Foreign exchange rate ris k

This risk results from the possibility of the Company in incur in losses on account of fluctuations in the foreign exchange rates that impact the balances of loans and financings in foreign currency funded in the market and, consequently, the financial expenses. The Company does not maintain “hedge” or “swap” operations, however, it carries out an active management of the debt, seeking to reduce the exposure in foreign currency, taking advantage of the windows of opportunity, to exchange expensive debts for cheaper debts, reducing the cost by means of anticipation of the maturity dates.

A significant portion of the Company’s financial debt was linked to the US dollar and to the Yen, in the total amount of R$1,967,248(Note 10). The table below summarizes the Company’s exposure to exchange rates at June 30, 2009.

Page: 53

	Holding and Consolidated

	In thousands

	US$	Japanese Yen

Loans and financing	779,804	21,280,000

(ii) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations and indices that increase their interest expenses on loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates in order to evaluate the possible need to replace its debt. As of June 30, 2009, the Company had R$1,075,008 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

(iii) Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base.

(c) Sensitivity analysis

Following is presented the table demonstrating the sensitivity analysis of the financial instruments that may generate significant impacts on the Company.

Under the terms of CVM Instruction 475/08, in order to demonstrate the financial balances of assets and liabilities converted to a rate projected to June 30, 2009 with appreciation of 25% and 50% in Scenario I and 25% and 50% of deterioration in Scenario II, according to the table below:

SCENARIO I	Jun/2009

Financial Instruments	Risk	Probable	Higher rate in	Higher rate in
			25%	50%

Financial Asset

Cash & Cash Equivalents

Financial Investments (Nossa Caixa e
Bradesco)	CDB	618,831	773,538	928,246

Financial Liability
Loans and Financings

Page: 54

SCENARIO I	Jun/2009

Financial Instruments	Risk	Probable	Higher rate in	Higher rate in
			25%	50%

Banco do Brasil, CEF and City Hall of
Presidente Prudente	UPR	2,261,596	2,826,995	3,392,394
Debentures, FIDC and BI Cia.
Secutirizadora	CDI	947,918	1,184,898	1,421,877
Debentures	IGPM	1,112,041	1,390,051	1,668,062
Debentures	IPCA	141,998	177,497	212,997
BNDES and Fehidro	TJLP	209,666	262,082	314,498
BID and Eurobonds	US$	1,551,810	1,939,762	2,327,715
JICA	JPI	441,329	551,662	661,994

References for Financial Liabilities - Scenario I	Rate projected to September 30, 2009*	Increase of the rate in:

		25%	50%

UPR	1.27%	1.59%	1.91%
CDI (CDB)	8.83%	11.04%	13.25%
IGPM	5.30%	6.63%	7.95%
IPCA	5.00%	6.25%	7.50%
TJLP	6.00%	7.50%	9.00%
US$	1.99	2.49	2.99
JPI	0.020739	0.02592	0.03111

SCENARIO II			Jun/09

Financial Instruments	Risk	Probable	Lower rate in	Lower rate in
			25%	50%

Financial Asset

Cash & Cash Equivalents

Financial Investments (Nossa Caixa e
Bradesco)	CDB	618,831	464,123	309,415

Page: 55

SCENARIO II			Jun/09

Financial Instruments	Risk	Probable	Lower rate in	Lower rate in
			25%	50%

Financial Liability
Loans and Financings

Banco do Brasil, CEF and City Hall of
Presidente Prudente	UPR	2,261,596	1,696,197	1,130,798

Debentures, FIDC and BI Cia.
Secutirizadora	CDI	947,918	710,939	473,959

Debentures	IGPM	1,112,041	834,031	556,021

Debentures	IPCA	141,998	106,498	70,999

BNDES and Fehidro	TJLP	209,666	157,249	104,833

BID and Eurobonds	US$	1,551,810	1,163,857	775,905

JBIC	JPI	441,329	330,997	220,665

References for Financial Liabilities - Scenario II	Rate projected to September 30, 2009*	Decrease of the rate in:

		25%	50%

UPR	1.27%	0.95%	0.64%
CDI (CDB)	8.83%	6.62%	4.42%
IGPM	5.30%	3.98%	2.65%
IPCA	5.00%	3.75%	2.50%
TJLP	6.00%	4.50%	3.00%
US$	1.99	1.49	1.00
JPI	0.020739	0.01555	0.01037

These sensitivity analysis have the objective to measure the impact of the changes in the market variables on the Company’s financial instruments. Such amounts, when settled, may present values different from those demonstrated above, due to the estimates used in their preparation process.

* The rates projected to September 30, 2009 were obtained through the websites of BM&F and Central Bank of Brazil, report Focus.

Page: 56

18. OPERATING REVENUE

	HOLDING AND
	CONSOLIDATED		HOLDING

	2º Qtr /09	1º Sem /09	2º Qtr /08	1º Sem /08

São Paulo’s Metropolitan Region	1,324,514	2,660,352	1,163,921	2,418,190
Regional systems (i)	419,138	862,667	463,418	867,766

Total	1,743,652	3,523,019	1,627,339	3,285,956

(i) Comprises municipalities operating in inland and coastal regions of the State of São Paulo.

19. OPERATING COSTS AND EXPENSES

	HOLDING				CONSOLIDATED

	2ºQtr/09	1ºSem/09	2ºQtr/08	1ºSem/08	2ºQtr/09	1ºSem/09

Cost of sales and services
Payroll and related charges	(268,611)	(648,056)	(261,711)	(504,666)	(268,611)	(648,056)
General supplies	(33,047)	(64,873)	(32,886)	(61,343)	(33,047)	(64,873)
Treatment supplies	(33,060)	(71,866)	(27,892)	(67,932)	(33,060)	(71,866)
Outside services	(205,620)	(309,064)	(105,099)	(190,992)	(205,620)	(309,064)
Electricity	(121,236)	(237,921)	(115,116)	(228,141)	(121,236)	(237,921)
General expenses	(11,996)	(21,293)	(8,541)	(16,465)	(11,996)	(21,293)
Depreciation and amortization	(156,513)	(312,199)	(151,492)	(297,951)	(156,513)	(312,199)

	(830,083)	(1,665,272)	(702,737)	(1,367,490)	(830,083)	(1,665,272)
Selling expenses
Payroll and related charges	(48,607)	(112,411)	(45,171)	(86,548)	(48,607)	(112,411)
General supplies	(2,190)	(3,812)	(1,509)	(2,829)	(2,190)	(3,812)
Outside services	(43,140)	(82,948)	(28,224)	(51,291)	(43,140)	(82,948)
Electricity	(173)	(341)	(193)	(365)	(173)	(341)
General expenses	(16,186)	(30,892)	(14,614)	(28,884)	(16,186)	(30,892)
Depreciation and amortization	(1,262)	(2,270)	(953)	(1,892)	(1,262)	(2,270)
Allowance for doubtful accounts, net
of recoveries	(75,749)	(163,149)	(134,306)	(191,774)	(75,749)	(163,149)

	(187,307)	(395,823)	(224,970)	(363,583)	(187,307)	(395,823)
Administrative expenses:
Payroll and related charges	(43,687)	(88,406)	(36,745)	(71,376)	(43,750)	(88,530)
General supplies	(1,595)	(2,960)	(1,136)	(2,113)	(1,597)	(2,964)
Outside services	(27,495)	(65,901)	(19,153)	(38,642)	(27,588)	(66,062)
Electricity	(292)	(498)	(242)	(547)	(292)	(498)
General expenses	(14,091)	(48,104)	(38,214)	(84,373)	(14,093)	(48,112)
Depreciation and amortization	(3,708)	(8,706)	(2,498)	(5,226)	(3,708)	(8,707)
Tax expenses	(10,016)	(34,031)	(6,555)	(14,742)	(10,020)	(34,035)

	(100,884)	(248,606)	(104,543)	(217,019)	(101,048)	(248,908)
Costs, and selling and administrative
expenses:
Payroll and related charges	(360,905)	(848,873)	(343,627)	(662,590)	(360,968)	(848,997)
General supplies	(36,832)	(71,645)	(35,531)	(66,285)	(36,834)	(71,649)
Treatment supplies	(33,060)	(71,866)	(27,892)	(67,932)	(33,060)	(71,866)
Outside services	(276,255)	(457,913)	(152,476)	(280,925)	(276,348)	(458,074)
Electricity	(121,701)	(238,760)	(115,551)	(229,053)	(121,701)	(238,760)
General expenses	(42,273)	(100,289)	(61,369)	(129,722)	(42,275)	(100,297)
Depreciation and amortization	(161,483)	(323,175)	(154,943)	(305,069)	(161,483)	(323,176)
Tax expenses	(10,016)	(34,031)	(6,555)	(14,742)	(10,020)	(34,035)
Allowance for doubtful accounts, net of
recoveries - (note 4 (c(ii)))	(75,749)	(163,149)	(134,306)	(191,774)	(75,749)	(163,149)

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	HOLDING				CONSOLIDATED

	2ºQtr/09	1ºSem/09	2ºQtr/08	1ºSem/08	2ºQtr/09	1ºSem/09

	(1,118,274)	(2,309,701)	(1,032,250)	(1,948,092)	(1,118,438)	(2,310,003)
Financial expenses:
Interest and charges on loans and
financing - local currency	(94,800)	(197,393)	(103,451)	(205,498)	(94,800)	(197,393)
Interest and charges on loans and
financing - foreign currency	(15,201)	(34,972)	(13,359)	(28,877)	(15,201)	(34,972)
Interest on shareholders’ equity - (note
16 (c))	(138,980)	(138,980)	(200,496)	(200,496)	(138,980)	(138,980)
Interest on shareholders’ equity
(reversal)	138,980	138,980	200,496	200,496	138,980	138,980
Other financial expenses	(29,806)	(46,255)	44,772	754	(29,806)	(46,255)
Income tax on remittance abroad	(1,060)	(1,967)	(1,397)	(2,797)	(1,060)	(1,967)
Monetary variation on loans and
financing	(811)	(1,033)	(46,746)	(73,226)	(811)	(1,033)
Other Monetary Variations	(5,802)	(11,874)	(7,702)	(9,660)	(5,802)	(11,874)
Provisions for financial contingencies	(11,611)	(22,472)	(40,555)	(51,479)	(11,611)	(22,472)

	(159,091)	(315,966)	(168,438)	(370,783)	(159,091)	(315,966)

Financial income:
Monetary variation gains	14,011	30,364	16,083	32,866	14,011	30,364
Income from temporary cash
investments	22,151	47,308	12,958	22,697	22,236	47, 500
Interest and others	20,325	42,664	14,478	40,111	20,325	42,664

	56,487	120,336	43,519	95,674	56,572	120,528

Financial expenses before exchange
variations, net	(102,604)	(195,630)	(124,919)	(275,109)	(102,519)	(195,438)

Exchange variations, net
Exchange variation on loans and
financing	237,824	270,694	104,376	92,843	237,824	270,694
Exchange gains	(55)	(7,502)	300	535	(55)	(7,502)
	237,769	263,192	104,676	93,378	237,769	263,192

Financial expenses, net	135,165	67,562	(20,243)	(181,731)	135,250	67,754

20. OTHER OPERATING INCOME AND EXPENSES

The break-down of other operating income (expenses) net is the following:

	HOLDING AND
	CONSOLIDATED		HOLDING

	2º Qtr /09	1º Sem /09	2º Qtr /08	1º Sem /08

Other operating income	11,615	19,905	6,169	22,325
Cofins and Pasep	(1,074)	(1,841)	(1,557)	(3,328)

	10,541	18,064	4,612	18,997

Other operating expenses	(8,196)	(10,249)	(4,806)	(8,234)

Other operating income (expenses), net	2,345	7,815	(194)	10,763

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Other operating income are comprised by sale of fixed assets, sales of public notices, as well as indemnifications and reimbursement of expenses, fines and escrows, lease of real estate, water for reuse, Pura and Aqua log’s projects and services.

Other operating expenses are substantially comprised by write-off of fixed assets due to obsolescence, discontinued works, non productive wells, economic unviable projects.

21. AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

On November 14, 2007, the Company and the Municipality of São Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the providing of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

1. the Parties assumed the commitment to establish basic sanitation and environmental actions complementary to the actions of the Municipality of São Paulo, by investing in the implantation and continuity of programs such as: “Programa Córrego Limpo” (Clean River Program) and “Programa de Uso Racional da Água - PURA” (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;

2. starting November 14, 2007, Agreement date, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the Municipality;

3. the Municipality assumed the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007, the date of this Agreement’s execution;

4. the Parties will complete, within 90 days, the projects required to determine the outstanding amounts and prepare the drafts of the Bill to obtain the approval of the City Council for the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewa ge services in the Municipality, through associated management of the assumed utility services, jointly by the Municipality and the State of São Paulo, pursuant to the general basic sanitation service principles laid down in State Law 11445/07 and related State legislation;

5. the Parties and the State shall conclude, within 90 days after the execution of the Agreement, the terms and conditions of the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of the water supply and sewage services to the municipality;

6. the approval of Municipal Authorization Law is an essential condition both for signing the Cooperation Agreement, to be signed by the Municipality and the State of São Paulo, and the Metropolitan Program Contract, to be signed by the Municipality and SABESP;

7. after forwarding the Project of Law to the Chamber, the Parties will sign the instrument to equate their financial disputes , when a discount will be granted in the amount of R$120 million on the debts of the Municipality, of a negotiation character. Part of theses debts will be paid without financial additions resulting from interests, fine and monetary adjustment and the remaining balance, under the form of the Municipal Administrative Rule 01/2005, in 7 annual installments;

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8. the Parties will require the termination of the collection lawsuits filed by Sabesp, where Sabesp will pay the court fees, and each Party will pay the lawyers’ fees, in an estimated amount of R$1.9 million.

The First Amendment to the Agreement with the Municipality of São Paulo was entered into on February 11, 2008. The Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude the required understandings to settle the outstanding debts and prepare the drafts of the Cooperation Agreement, the Metropolitan Contract Program, and the Authorization Bill.

The stages already in progress are the conclusion of the drafts of said instruments, sending the Bill to the City Council, concluding the required understandings to settle the outstanding debts, and jointly defining the sanitation and environmental actions to be taken.

On May 9, 2008 the Second Amendment to the Agreement was signed, extending the term for an equal period and providing for automatic renewals, for equal periods, in case of no communication of the parties.

On December 22, 2008 the Third Amendment to the Agreement was signed where the Parties resolved: i - change the payment period, by the Municipality, of the balance favorable to Sabesp, after the setoff of accounts; ii - adopt the same criteria that Sabesp will use to calculate the adjustment to present value of the balance favorable to Sabesp to deflate the negotiated discount agreed upon in the Agreement; iii - insert into the Agreement a clause authorizing Sabesp to promote the expropriations.

On June 03, 2009, Municipal Law 558/08 was enacted that authorizes the Executive Power to enter into agreements, contracts or any other type of adjustments needed, including Cooperation Agreement and Program Contract with the State of Sao Paulo, the State of Sao Paulo’s Sanitation and Energy Regulating Agency - ARSESP and Companhia de Saneamento Basico do Estado de Sao Paulo - Sabesp; it creates the Municipal Fund of Environmental Sanitation and Infrastructure, among other provisions.

22. REGULATING AGENCY OF SANITATION AND ENERGY OF THE STATE OF SÃO PAULO - ARSESP

According to Resolution ARSESP No. 36, of December 19, 2008, the Company has been paying the Fee for Regulation, Control and Inspection - TRCF that corresponds to 0.50% (fifty centesimal per cent) on the gross operating revenue, directly obtained with the rendering of service, subtracting the amounts of the taxes incidental on it. The amount paid in the 2nd quarter of 2009 was R$8,0 million (1st semester of 2009 - R$14.3 million).

23. SUPPLEMENTAL INFORMATION

STATEMENT OF VALUE ADDED - DVA

The statement of value-added, prepared in accordance with CVM Resolution nr. 557/08 (CPC 09) presents the result of the period under the generation and distribution of wealth point of view, whose four main beneficiaries of the wealth generation by the activities are: the employees, the government, capital of third parties and the shareholders’ capital.

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		HOLDING				CONSOLIDATED

	Explanatory	1st		1st		1st
	Note	Sem/09		Sem/08		Sem/09

1- Revenues
1.1) Revenues from Products and Services	18	3,523,019		3,285,956		3,523,019
1.2) Other revenues	20	19,905		22,325		19,905
1.3) Revenues related to the construction of own assets		(51,991)		46,248		(51,991)
1.4) Allowance for doubtful accounts - set up	19	(163,149)		(191,774)		(163,149)

		3,327,784		3,162,755		3,327,784

2 - Inputs acquired from third parties
2.1) Cost of sales and services provided		(687,853)		(551,876)		(687,853)
2.2) Supplies, electricity and power, third
party’s services and others		(249,731)		(212,555)		(249,892)
2.3) Other operating expenses	20	(10,249)		(8,234)		(10,249)

		(947,833)		(772,665)		(947,994)

3 - Gross Value Added (1 -2)		2,379,951		2,390,090		2,379,790

4 - Retentions
4.1) Depreciation and Amortization		(324,108)		(305,311)		(324,109)

5 - Net value added produced by the
Company (3-4)		2,055,843		2,084,779		2,055,681

6 - Value added received in transfer
6.1) Equity result		(110)		-		-
6.2) Financial income	19	112,834		96,209		113,026

		112,724		96,209		113,026

7 - Total Value Added to Allocate		2,168,567		2,180,988		2,168,707

8 - Value added allocated

8.1) Personnel
8.1.1) Direct compensation		463,282	21.4%	433,100	19.9%	463,377	21.4%
8.1.2) Benefits		160,402	7.4%	141,468	6.5%	160,408	7.4%
8.1.3) FGTS		159,720	7.4%	32,767	1.5%	159,727	7.4%

		783,404	36.2%	607,335	27.9%	783,512	36.2%

8.2) Taxes, fees and contributions
8.2.1) Federal		698,842	32.2%	623,261	28.6%	698,863	32.2%
8.2.2) State		19,438	0.9%	4,003	0.2%	19,438	0.9%
8.2.3) Municipal		15,345	0.7%	8,642	0.4%	15,345	0.7%

		733,625	33.8%	635,906	29.2%	733,646	33.8%

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		HOLDING				CONSOLIDATED

	Explanatory	1st		1st		1st
	Note	Sem/09		Sem/08		Sem/09

8.3) Remuneration of Third Parties’ Capital
8.3.1) Interests, monetary and foreign
exchange variations		(82,087)	-3.8%	266,809	12.2%	(82,087)	-3.8%
8.3.2) Lease		12,746	0.6%	7,194	0.3%	12,757	0.6%

		(69,341)	-3.2%	274,003	12.5%	(69,330)	-3.2%

8.4) Remuneration of shareholders’ equity
8.4.1) Interests on shareholders’ equity	16(f)	138,980	6.4%	200,496	9.2%	138,980	6.4%
8.4.2) Retained earnings		581,899	26.8%	463,248	21.2%	581,899	26.8%
		720,879	33.2%	663,744	30.4%	720,879	33.2%

Value added allocated		2,168,567	100.0%	2,180,988	100.0%	2,168,707	100.0%

Page: 62

07.01 –COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

1. Financial Highlights

In millions of R$

			Variation				Variation

	2Q08	2Q09	R$	%	Jan-Jun/08	Jan-Jun/09	R$	%

(+) Gross operating revenues	1,627.3	1,743.6	116.3	7.1	3,285.9	3,523.0	237.1	7.2
(-) COFINS and PASEP	114.0	120.0	6.0	5.3	232.5	246.0	13.5	5.8
(=) Net operating revenues	1,513.3	1,623.6	110.3	7.3	3,053.4	3,277.0	223.6	7.3
(-) Costs and expenses	1,032.2	1,118.3	86.1	8.3	1,948.1	2,309.7	361.6	18.6
(=) Result before financial expenses (EBIT*)	481.1	505.3	24.2	5.0	1,105.3	967.3	(138.0)	(12.5)
(+) Depreciation and amortization	154.9	161.5	6.6	4.3	305.1	323.2	18.1	5.9
(=) EBITDA**	636.0	666.8	30.8	4.8	1,410.4	1,290.5	(119.9)	(8.5)
EBITDA Margin %	42.0	41.1			46.2	39.4

Net income	360.0	464.7	104.7	29.1	663.7	720.9	57.2	8.6

Net income per share in R$	1.58	2.04			2.91	3.16

(*) Profit before interest and taxes on income;
(**) Profit before interest, taxes, depreciation and amortization;

In the 2Q09, the net operating revenue totaled R$1. 6 billion, 7. 3% growth in relation to 2Q08. Costs and expenses, in the amount of R$1.1 billion increased 8.3% in relation to the 2Q08. EBITDA increased from R$636.0 million to R$666.8 million in the 2Q09, with 4.8% increase.

EBIT presented a 5.0% growth, from R$481.1 million in the 2Q08 to R$505.3 million in the 2Q09

2. Gross operating revenue

In the 2Q09, the gross operating revenue presented an increase of R$116.3 million, or 7.1%, going from R$1.6 billion in the 2Q08 to R$1.7 billion in the 2Q09. The main factors responsible for this growth were:

• Tariff adjustment of 5.10 % in September/08;

• Growth of 3% in the Company’s total volume billed, being the variation of 2.7% in water and 3.4% in sewage.

3. Volume invoiced

In the following charts are demonstrated the volumes invoiced of water and sewage, according to the category of use and region, in the 2Q08, 2Q09, 1S08 and 1S09.

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3

	Water			Sewage			Water + Sewage

By Category	2Q08	2Q09	Var. %	2Q08	2Q09	Var. %	2Q08	2Q09	Var. %

Residential	333.9	344.3	3.1	267.6	278.2	4.0	601.5	622.5	3.5

Commercial	38.1	38.6	1.3	35.3	35.9	1.7	73.4	74.5	1.5

Industrial	8.8	8.5	(3.4)	8.5	8.7	2.4	17.3	17.2	(0.6)

Public	12.1	12.4	2.5	9.7	10.1	4.1	21.8	22.5	3.2

Total Retail	392.9	403.8	2.8	321.1	332.9	3.7	714.0	736.7	3.2

Wholesale	70.3	71.7	2.0	7.4	6.9	-	77.7	78.6	1.2

Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-

Grand Total	463.3	475.6	2.7	328.5	339.8	3.4	791.8	815.4	3.0

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SEMESTER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3

		Water			Sewage		Water + Sewage

By Category	1S08	1S09	Var. %	1S08	1S09	Var. %	1S08	1S09	Var. %

Residential	674.7	696.3	3.2	538.7	560.1	4.0	1,213.4	1,256.4	3.5

Commercial	76.1	77.2	1.4	70.0	71.3	1.9	146.1	148.5	1.6

Industrial	17.6	16.8	(4.5)	16.8	16.8	-	34.4	33.6	(2.3)

Public	23.0	23.3	1.3	18.4	19.1	3.8	41.4	42.4	2.4

Total Retail	791.4	813.6	2.8	643.9	667.3	3.6	1,435.3	1,480.9	3.2

Wholesale	140.9	143.5	1.8	14.7	14.6	-	155.6	158.1	1.6

Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-

Grand Total	932.4	957.2	2.7	658.6	681.9	3.5	1,591.0	1,639.1	3.0

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3

		Water			Sewage		Water + Sewage

Per Region	2Q08	2Q09	Var. %	2Q08	2Q09	Var. %	2Q08	2Q09	Var. %

Metropolitan	263.9	269.2	2.0	220.1	226.7	3.0	484.0	495.9	2.5

Regional (2)	129.0	134.6	4.3	101.0	106.2	5.1	230.0	240.8	4.7

Total retail	392.9	403.8	2.8	321.1	332.9	3.7	714.0	736.7	3.2

Bulk	70.3	71.7	2.0	7.4	6.9	(6.8)	77.7	78.6	1.2

Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-

Grand Total	463.3	475.6	2.7	328.5	339.8	3.4	791.8	815.4	3.0

SEMESTER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3

	Water			Sewage			Water + Sewage

Per Region	1S08	1S09	Var. %	1S08	1S09	Var. %	1S08	1S09	Var. %

Metropolitan	527.5	539.0	2.2	438.2	451.7	3.1	965.7	990.7	2.6

Regional (2)	263.9	274.6	4.1	205.7	215.6	4.8	469.6	490.2	4.4

Total retail	791.4	813.6	2.8	643.9	667.3	3.6	1,435.3	1,480.9	3.2

Bulk	140.9	143.5	1.8	14.7	14.6	(0.7)	155.6	158.1	1.6

Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-

Grand Total	932.4	957.2	2.7	658.6	681.9	3.5	1,591.0	1,639.1	3.0

(1) Not audited
(2) Comprised of the coastal and interior regions

4. Costs, selling and administrative expenses

In the 2Q09, the cost of products and services provided, selling and administrative expenses had an increase of R$86.1 million, or 8.3% . The participation of costs and expenses to net revenue remained steady.

Page: 64

In millions of R$

			Variation				Variation

	2Q08	2Q09	R$	%	Jan-Jun/08	Jan-Jun/09	R$	%

Payroll and related charges	343.6	360.9	17.3	5.0	662.6	848.9	186.3	28.1

General supplies	35.5	36.8	1.3	3.7	66.3	71.6	5.3	8.0

Treatment supplies	27.9	33.1	5.2	18.6	67.9	71.9	4.0	5.9

Outside services	152.5	276.3	123.8	81.2	280.9	457.9	177.0	63.0

Electricity	115.5	121.7	6.2	5.4	229.1	238.8	9.7	4.2

General expenses	61.4	42.3	(19.1)	(31.1)	129.7	100.3	(29.4)	(22.7)

Tax expenses	6.6	10.0	3.4	51.5	14.7	34.0	19.3	131.3

Subtotal	743.0	881.1	138.1	18.6	1,451.2	1,823.4	372.2	25.6

Depreciation and amortization	154.9	161.5	6.6	4.3	305.1	323.2	18.1	5.9

Credit write-offs	134.3	75.7	(58.6)	(43.6)	191.8	163.1	(28.7)	(15.0)

Costs, and administrative and selling expenses	1,032.2	1,118.3	86.1	8.3	1,948.1	2,309.7	361.6	18.6

Percentage of Net Revenue (%)	68.2	68.9			63.8	70.5

4.1. Salaries and payroll charges

In the 2Q09 there was an increase of R$17.3 million, or 5.0% in salaries and payroll charges, from R$343.6 million to R$360.9 million, resulting from a 5.03% salary adjustment since May, 2008 and 6.69% since May, 2009.

4.2. General supplies

In the 2Q09 there was an increase of R$1.3 million, or 3.7%, when compared to the same period of previous year, going from R$35.5 million to R$36.8 million. The main factors that resulted in this variation were the expenses with supplies for data processing in the amount of R$0.8 million, as a consequence of the change and upgrade of the information technology equipment and for the preservation or buildings and installations in the amount of R$0.4 million.

4.3. Treatment supplies

The expenditures with chemical products in the 2Q09 were higher than those of 2Q08 in R$5.2 million or 18.6%, from R$27.9 million in the 2Q08 to R$33.1 million in the 2Q09. This increase is related to the following factors:

• Increase of R$3.9 million as a consequence of the higher consumption of ferric chloride and aluminum poly -chloride, products that allow better efficiency in the water treatment process, in replacement to products such as aluminum sulfate and ferric, the latter produced from ferrous sulfate, cause of environmental liabilities; and

• Increase of R$0.7 million in expenditures with chorine. Even though there has been a reduction in consumption, there was an increase of 9.9% in price.

4.4. Services

In the 2Q09, this item presented an increase of R$123.8 million, or 81.2%, from R$152.5 million to R$276.3 million. The main factors that contributed to this variance were:

• Provision of R$62.2 million for future disbursements, already committed, related to actions established in the agreement executed between Sabesp and the Municipal Hall of Sao Paulo- PMSP;

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• Preventive and corrective maintenance in the water treatment systems in the amount of R$9.3 million in function of the following factors: i) R$12.1 million related to the Public Private Partnership - PPP Taiaçupeba; ii) actions of urbanization, landscaping, lighting, leisure and sporting equipment, construction of community bases at Parque da Integração as part of the agreement with PMSP in the amount of R$4.5 million; and iii) decrease of R$6.1 million related to the restauration of the wide-diameter sewage network interceptor, which broke in the 2Q08;

• Expenses with the broadcasting of advertising campaigns focused on social environmental actions, such as: Summer Project, Clean Wave, Environmental Solutions, Rational Use of Water Program - PURA, among others, in the amount of R$7.9 million, recurring for the next quarters;

• Expenses with contracts of risk for credit recovery, in the amount of R$7.7 million, as a consequence of the enhancement of collection actions, that generated an increase of R$99.0 million in the quarter’s collection;

• Maintenance of water and sewage connections and networks in the amount of R$12.8 million, in function of the beginning of the execution of the services contracted through the Global Sourcing at the Santos Coastal Line and the acceleration of the service contracts in the Metropolitan Region of Sao Paulo - RMSP. Other factors that have influenced it were: i) higher allocation of resources to the Loss Reduction Program; and ii) enhancement of the actions to meet the demands of the Clean Creek Program with PMSP;

• Expenses of R$4.2 million with the imple mentation of PURA in the municipal schools in function of the agreement executed between Sabesp and PMSP with higher disbursements since July/08;

• Expenses with treatment and mud disposal related to the services provided by the PPP, in the amount of R$2.7 million, recurring for the next quarters;

• Lease of vehicles started in the second semester of 2008, in the amount of R$2.7 million, in replacement to the Company’s own fleet;

• Increase in the expenditures with services of pavement and replacement of sidewalks in the amount of R$1.7 million, in function of the following factors: i) improvement in the quality of the material used in the replacement of the pavements due to the requirements of the city halls, such expenditure to be recurring; ii) acceleration of the execution of the service contracts with the RMSP;

• Hiring of interns in the amount of R$1.6 million, to meet the requirements of the consumer protection code;

• Preservation of buildings and installations in the amount of R$1.4 million, resulting from the reform and revitalization of the installations to shield employees who were allocated in buildings that have been sold, and service of execution of a new sidewalk external to the Costa Carvalho Administrative Complex;

• Reading of hydrometers and delivery of bills in the amount of R$1.3 million, resulting from the increase in the number of connections and use of the new technologies that allow higher security and agility in the system of issuance and reading of bills; and

Page: 66

• Software maintenance in the amount of R$1.3 million to update the system’s technical registry of geographic information - SIGNOS (inventory of networks of distribution, adduction, collection and treatment) in the RMSP.

4.5. Electric Energy

In the 2Q09, it presented an increase of R$6.2 million, or 5.4%, from R$115.5 million to R$121.7 million, resulting from the tariff increase of 7.4% in the captive market and 10.4% in the free market.

	Participation (%)	Average Price (Var. %)	Weighted Average (%)

Free Market	23.0	10.4	2.4
Captive Market	77.0	7. 4	5.7
Weighted Average			8.1

4.6. General Expenses

In the 2Q09, there was a decrease of R$19.1 million, or 31.1%, from R$61.4 million to R$42.3 million, mainly due to the decrease of R$24.6 million in the provision for legal contingencies.

4.7. Credit Write -offs

In the 2Q09, the write-off of credits presented a decrease of R$58.6 million, or 43.6%, varying from R$134.3 million to R$75.7 million, mainly for the need of complementation occurred in the 2Q08 of the past due debts of the municipalities for which the Company provides water in wholesale.

4.8. Tax expenses

In the 2Q09 there was an increase of R$3.4 million of 51.5% related to the following factors:

• Increase of R$8.0 million for the payment of the Fee for Regulation, Control and Inspection - TRCF to the Sanitation and Energy Regulating Agency of the State of Sao Paulo - ARSESP, started in the 3Q08; and

• Decrease of R$2.3 million in the financial transaction tax - IOF, caused by the settlement of the Eurobonds 2008 and the funding AB LOAN in the 2Q08.

5. Other operating income and expenses

5.1. Other operating income

They presented an increase of R$5.4 million in the 2Q09 according to the new accounting standards, mainly due to the donation of networks.

5.2. Other operating expenses

They presented an increase of R$3.4 million, or 70.8%, mainly for the destination of tax incentives to cultural and audiovisual projects.

Page: 67

6. Financial Income and Expenses

R$ million

	2Q08	2Q09	Variation	%

Financial expenses
Interest and charges on domestic loans and financing	103.4	94.8	(8.6)	(8.3)
Interest and charges on foreign loans and financing	13.4	15.2	1.8	13.4
Income tax on remittances overseas.	1.4	1.1	(0.3)	(21.4)
Interest on court -ordered indemnities, net of provisions	56.5	33.9	(22.6)	(40.0)
Other financial expenses	(60.7)	7.5	68.2	(112.4)

Total financial expenses	114.0	152.5	38.5	33.8

Financial income	27.4	42.5	15.1	55.1

Financial expenses, net of income	86.6	110.0	23.4	27.0

6.1. Financial expenses

In the 2Q09 there was an increase of R$38.5 million, or 33.8%, described as follows:

• Increase of interest in the amount of R$4.5 million in the external financings, resulting from the funding of the AB LOAN in the amount of US$250 million on June 20, 2008 and to the increase in the compared foreign exchange rate in the period when it increased the balances of the loans in foreign currency;

• This increase was partially offset by the settlement of the Eurobonds 2008, in the amount of US$98 million, occurred in June, 2008 with variation of R$2.7 million;

• Decrease of internal interest and financial charges resulting from the drop in the outstanding balance due to the payments made, in the amount of R$8.6 million;

• Reversal of the interest on legal proceedings in the amount of R$22.6 million; and

• Other financial expenses presented an increase of R$68.2 million due to:

• Adequacy of the interests calculation referring to the special installment program (PAES) in the amount of R$67.6 million in the 2Q08, non recurring for 2Q09;

• Commitments assumed with the municipalities for the formalization of the program contracts in the amount of R$4.6 million; and

• Banking commissions in the amount of R$3.9 million, resulting from the funding of the AB LOAN in June, 2008, non recurring for 2Q09.

6.2. Financial Income

The financial income presented an increase of R$15.1 million as a result of financial investments, interests of the Gesp Agreement, and installments of debts from customers.

7. Income and expenses with monetary variation

Page: 68

R$ million

	2Q08	2Q09	Variation	%

Monetary variation on loans and financing	46.8	0.8	(46.0)	(98.3)
Exchange variation on loans and financing	(104.4)	(237.8)	(133.4)	127.8
Other monetary variations	7.7	5.8	(1.9)	(24.7)

Positive monetary variations	(49.9)	(231.2)	(181.3)	363.3

Negative monetary variations	16.4	14.0	(2.4)	(14.6)

Net monetary variations	(66.3)	(245.2)	(178.9)	269.8

7.1. Expenses with monetary variation

The net effect from the expenses with monetary variation in the 2Q09 was R$181.3 million, when compared with the 2Q08. This variation is due to;

• Gain of R$133.4 million resulting from the 15.7% devaluation of the US dollar in the 2Q09 against a 9% devaluation in the 2Q08;

• Reduction of R$46.0 million in the monetary variations on loans and financings, in function of the following factors: i) negative variation of the IGPM (0.32%) in the 2Q09, against a positive variation of 4.34% in the 2Q08; and ii) reduction of R$3.2 million on financings related to the TR that had a lower variation in the 2Q09 (0.16%) as compared to the 2Q08 (0.28%); and

• Other monetary variations with decrease of R$1.9 million related to the legal proceedings.

7.2. Income with monetary variations

The income from monetary variations presented a decrease of R$2.4 million, due to the lower variation of the indexes that restated the installment agreements with customers.

8. Operating Indicators

The Company keeps on working very strongly in the combat against losses of water, which presented a decrease of 5.9% in the period under analysis. As a consequence, despite the maintenance of the same volume of water produced, there was an increase of 0.4% of the population served.

Operational Indicators(*)	2Q08	2Q09	Variation %

Water connections (1)	6,846	7,037	2.8%

Sewage connections (1)	5,237	5,427	3.6%

Population directly served by water supply (2)	23.1	23.2	0.4%

Population served by sewage collection (2)	19.0	19.3	1.6%

Number of employees	16,757	15,834	-5.5%

Water volume produced (3)	1,424.6	1,425.0	0.0%

Billing loss index (%)	28.6	26.9	-5.9%

(1) In 1,000 units at the end of the period
(2) In millions of inhabitants at the end of the period. Wholesale supply not included.
(3) In millions of m3 * Not audited

Page: 69

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the Company’s performance.

Page: 70

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	01
2 - ORDER No.	6
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2004/032
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBL IC
8 - ISSUE DATE	09/01/2004
9 - MATURITY DATE	09/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,374.24
14 - AMOUNT ISSUED (Million Reais)	258,724
15 - NO. OF SECURITIES ISSUED (UNIT)	188,267
16 - OUTSTANDING SECURITIES (UNIT)	188,267
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE (UNIT)
22 - DATE OF NEXT EVENT (UNIT)	09/01/2009

Page: 71

1- ITEM	02
2 - ORDER No.	6
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2004/033
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	3
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - MATURITY DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,374.24
14 - AMOUNT ISSUED (Million Reais)	247,253
15 - NO. OF SECURITIES ISSUED (UNIT)	179,920
16 - OUTSTANDING SECURITIES (UNIT)	179,920
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2009

Page: 72

1- ITEM	03
2 - ORDER No.	7
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2005/007
4 - REGISTRATION DATE AT CVM	03/10/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - MATURITY DATE	03/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.8%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,261.07
14 - AMOUNT ISSUED (Million Reais)	126,107
15 - NO. OF SECURITIES ISSUED (UNIT)	100,000
16 - OUTSTANDING SECURITIES (UNIT)	100,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	03/01/2010

Page: 73

1- ITEM	04
2 - ORDER No.	8
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2005/033
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,211 .37
14 - AMOUNT ISSUED (Million Reais)	423,979
15 - NO. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	06/01/2010

Page: 74

1- ITEM	05
2 - ORDER No.	9
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2008/029
4 - REGISTRATION DATE AT CVM	10/23/2008
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	10/15/2008
9 - MATURITY DATE	10/15/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	DI + 2.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,0 25.14
14 - AMOUNT ISSUED (Million Reais)	102,514
15 - NO. OF SECURITIES ISSUED (UNIT)	100,000
16 - OUTSTANDING SECURITIES (UNIT)	100,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	10/15/2009

Page: 75

1- ITEM	06
2 - ORDER No.	9
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2008/030
4 - REGISTRATION DATE AT CVM	10/23/2008
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	10/15/2008
9 - MATURITY DATE	10/15/2015
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IPCA + 12.87%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,126 .96
14 - AMOUNT ISSUED (Million Reais)	135,235
15 - NO. OF SECURITIES ISSUED (UNIT)	120,000
16 - OUTSTANDING SECURITIES (UNIT)	120,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	10/15/2009

Page: 76

20.01 - OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

1. CHANGE IN THE INTEREST HELD BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTOLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES* Position at 06/30/2009
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,085	50.3%	114,508,085	50.3%
Management
Board of Directors	5,210	0	5,210	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,295	50.3%	114,513,295	50.3%

Outstanding Shares	113,323,328	49.7%	113,323,328	49.7%

CONSOLIDATED SHAREHOLDING POSITION OF CONTOLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES* Position at 06/30/2008
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,087	50.3%	114,508,087	50.3%
Management
Board of Directors	4,808	0	4,808	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,512,895	50.3%	114,512,895	50.3%

Outstanding Shares	113,323,728	49.7%	113,323,728	49.7%

Page: 77

2. SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH CATEGORY AND CLASS OF SHARES OF THE COMPANY, UP TO THE LEVEL OF INDIVIDUAL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at 06/302009 (In Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
State Finance Department	114,508,085	50.3	114,508,085	50.3

3. ARBITRATION COMMITMENT CLAUSE

The Company, its controlling Shareholder, Management and members of the Supervisory Board agree to resolve any and all disputes or controversies arising out of or related to the Novo Mercado (New Market) Listing Regulations, BOVESPA’s New Market Participation Agreement, Commitment Clauses, in particular as to their application, validity, effectiveness, interpretation, breach and effects, by means of arbitration to be conducted at the Market Arbitration Chamber, in conformity with the Chamber’s Arbitration Regulations.

Page: 78

21.01 - REPORT ON THE LIMITED REVIEW – WITH EXCEPTION

Report of Independent Accountants on Review

To the Board of Directors and Shareholders
Companhia de Saneamento Básico do
Estado de São Paulo - SABESP

1 We have reviewed the accounting information included in the Quarterly Information (ITR) (parent company and consolidated) of Companhia de Saneamento Básico do Estado de São Paulo - SABESP ("Company") for the quarter ended June 30, 2009, comprising the balance sheet, the statements of income, of changes in shareholders’ equity, of cash flows, and of value added, the explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company’s management.

2 Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiary.

3 As mentioned in Note 5, the Company keeps recorded in non-current assets the amounts related to the supplementation of retirement and pensions paid by it in the period from 1986 to 2009. After a period of negotiation, the parties (Company and Government of the State of São Paulo) signed, on November 17, 2008, the Third Amendment to the Document of Recognition, Payment Commitment and Other Covenants, which presents the installments considered disputed and undisputed, originated from calculations made by a specialized entity in relation to the payments made. As a result of this Document, the Company recognized the monetary restatement of the undisputed part, which was kept at historical values until then, however it did not record a provision for the disputed installment, in the amount of R$ 323,890 thousand, net of tax effects, due to the high expectation of a favorable outcome to receive the pending amounts and the expected solution of divergences with the State and/or discussions at technical and judicial levels. Accounting practices adopted in Brazil require a provision for losses to reduce to the recoverable value, which corresponds, in this context, to the amounts overdue for a long time and considered as controversial. Conseque ntly, non-current assets and shareholders’ equity are overstated by R$ 323,890 thousand and net income for the six-month period ended June 30, 2009 is overstated by R$ 21,117 thousand, net of the tax effects.

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4 Based on our limited review, except for the effects of the matter mentioned in paragraph 3 above, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information, including CVM Instruction 469/08.

5 As mentioned in Note 5, the Company and the Government of the State of São Paulo entered into an agreement to settle the amount denominated controversial, referring to the reimbursement of complementary retirement and pension, paid by the Company on behalf of and for the account of the Government of the State of São Paulo. The realization of this asset could eventually be influenced by: (a) the resolution of legal uncertainties caused by a public lawsuit and legislative authorization related to the transfer of the reservoirs to the Company, in the amount of R$ 696,283 thousand and (b) the financial receipt of the other amounts, totaling R$ 213,270 thousand.

6 As mentioned in Note 21, some agreements were signed between the Municipal Authority of São Paulo and the Company, which intended to restructure the existing debts in the context that simultaneously involves stability in the rendering of services and establishment of water and sewage actions. Due to the current stage of negotiations between the Company and the Municipality, management expects that no adjustment will be necessary to the corresponding amounts included in the financial statements. Accordingly, no adjustment has been included in the financial statements.

7 As mentioned in Note 2, the accounting practices adopted in Brazil were changed during 2008 and the effects of their initial adoption were recorded by the Company and its subsidiary during the fourth quarter of 2008 and disclosed in the financial statements as at December 31, 2008. The statements of income, of changes in shareholders' equity, of cash flows, and of value added for the quarter ended June 30, 2008, presented together with the current quarterly information, have not been adjusted for comparison purposes as permitted by Official Letter CVM 02/2009.

São Paulo, August 7, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Contador CRC 1RJ026365/O-8 “T” SP

Page: 80

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company’s mail address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEETS – ASSETS	4
02	02	BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS’ EQUITY	6
03	01	STATEMENT OF INCOME	8
04	01	STATEMENT OF CASH FLOWS	10
05	01	STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 04/01/2009 to 06/30/2009	12
05	02	STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 06/30/2009	13
08	01	CONSOLIDATED BALANCE SHEETS - ASSETS	14
08	02	CONSOLIDATED BALANCE SHEETS - LIABILITIES	15
09	01	CONSOLIDATED STATEMENT OF INCOME	17
10	01	CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD	19
11	01	STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 04/01/2009 to 06/30/2009	21
11	02	STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2009 to 06/30/2009	22
06	01	EXPLANATORY NOTES	23
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	63
12	01	COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER	70
14	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	71
20	01	OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT	77
21	01	REPORT ON THE LIMITED REVIEW	79/ 80

Page: 81

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 23, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.